UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SubTo Fund LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Arizona

    Date of Organization:

    October 25, 2022

Physical Address of Issuer:

1050 W. Washington St., Suite 133, Tempe, AZ 85288

Website of Issuer:

SubTofundcf2.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Mundial Financial Group, LLC

CIK Number of Intermediary:

0001455325

SEC File Number of Intermediary:

008-68154

CRD Number of Intermediary:

149531

Name of qualified third party "Escrow Agent" which the Offering will utilize:

West Town Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of each closing, the issuer shall pay a fee in cash of 3% of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

At the conclusion of the offering, the issuer shall pay a fee in Securities equal to 1% of the amount Securities sold in the offering to the Intermediary.

Type of Security Offered:

Class A Membership Interests

Target Number of Securities to be Offered:

1

Price (or Method for Determining Price):

$1,000

Target Offering Amount:

$1,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,576,000

Deadline to reach the Target Offering Amount:

April 29, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/Net Loss	$0	N/A

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

April 8, 2024

FORM C

SubTo Fund LLC

Up to $2,576,000 of

Class A Membership Interests

SubTo Fund LLC (the "***Company***," "***we***," "***us***," or "***our***"), is offering a minimum amount of $1,000 (the "***Target Offering Amount***") and up to a maximum amount of $2,576,000 (the "***Maximum Offering Amount***") of Class A Membership Interests (the "***Class A Membership Interests***" or the "***Securities***") on a contingency basis as described in this Form C (this "***Offering***"). We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2024 (the "***Offering Deadline***"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled '*THE OFFERING AND THE SECURITIES – The Securities.*' In order to purchase the Securities, you must complete the purchase process through our intermediary, Mundial Financial Group, LLC (the "***Intermediary***"). Funds are to be deposited in a separate account at West Town Bank & Trust ("***West Town Bank & Trust***"), with the Intermediary as trustee for the persons who have the beneficial interest therein, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$1,000	$30	$970
Maximum Individual Purchase Amount (2)(3)	$2,576,000	$77,280	$2,498,720
Target Offering Amount	$1,000	$30	$970
Maximum Offering Amount	$2,576,000	$77,280	$2,498,720

(1) This excludes fees to Company's advisors, such as attorneys and accountants, and the securities based compensation being paid to the Intermediary.

(2) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 13.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, WEST TOWN BANK & TRUST, AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING WEST TOWN BANK & TRUST

WEST TOWN BANK & TRUST SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. WEST TOWN BANK & TRUST MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. WEST TOWN BANK & TRUST'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at SubTofundcf2.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: SubToFundCF.com

The date of this Form C is April 8, 2024.

Table of Contents

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

SubTo Fund LLC is a limited liability company formed in the state of Arizona on October 25, 2022. The Company entered into its Company Operating Agreement on May 1, 2023 (the "***Company Operating Agreement***").

The Company is located at 1050 W. Washington St., Suite 133, Tempe, AZ 85288.

The Company's website is SubTofundcf2.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the page hosted by the Intermediary with respect to this Offering.

The Company currently conducts business in the State of Arizona.

The purpose of the Company is to acquire, improve, operate, and dispose of multi-family properties (each a "***Property***" and together the "***Properties***") located throughout the United States (the "***Project***"). The Company expects to operate for a period of five to seven years before the sale of the last of the Properties and distribution of all remaining assets of the Company. After the fifth year of Company operations and every year thereafter, the Manager will value the Company's Properties portfolio and give members an opportunity to redeem their interests in the Company. See '*THE OFFERING AND THE SECURITIES – Redemptions*' for more information.

The Company is a managed by SquadUp Management LLC, an Arizona limited liability company (the "***Manager***"). The managers of the Manager are Mathis, LLC and Pace Morby. The manager of Mathis, LLC is Josiah Grimes.

A description of our business plan can be found in the section of this Form C titled '*BUSINESS,*' on the Company's offering page hosted by the Intermediary, which is attached as <u>Exhibit C</u> to this Form C and on the Company's offering page. The Company's offering page can be accessed at the following domain: SubTofundcf2.com.

The Offering

Target amount of Class A Membership Interests being offered	1
Total Class A Membership Interests outstanding after Offering (if Target Amount reached) sold in this Offering	1
Maximum amount of Class A Membership Interests Offered in this Offering	2,576

Total Class A Membership Interests outstanding after Offering (if maximum amount reached) sold in this Offering	2,576
Price Per Security	$1,000
Minimum Individual Purchase Amount	$1,000 $^{+}$
Maximum Individual Purchase Amount	$2,576,000
Offering Deadline	April 29, 2024
Use of Proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 36.

+ Investors must subscribe in $1,000 increments. Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Arizona on October 25, 2022. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises engaged in the business of real estate investment and management. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the ownership of real estate. We are a newly formed entity, with no operations prior to this Offering, aside from the Company's ongoing Regulation D Offering. There can be no assurance that we will operate profitably in the future.

Investors will not have control over the Company's business operations.

The Company currently has no employees and is reliant on the Manager, which has significant discretion as to the implementation of the Company's investment objectives and strategy. Unless otherwise provided in the Company Operating Agreement, Investors will not and do not have the right to participate in the management, control or operation of the Company. The Company's performance will be dependent on the success of the Manager implementing value enhancing management strategies. Such strategies involve subjective judgments and forward-looking determinations and projections by the Manager and no assurance can be given that the strategies used, or to be used, by the Manager will be successful under all or any market conditions. In the event the Manager misjudges its decisions with respect to the Property (for whatever reason), the actual returns on an Investor's investment may be less than anticipated at the time of acquisition.

The Company believes that its success depends to a significant extent upon the experience of the principals and other members of the Manager's management team. Specifically, the Company is dependent on Josiah Grimes, the sole member and manager of Mathis, LLC, and Pace Morby. Mathis, LLC and Pace Morby serve as the managers of SquadUp Management LLC, our sole Manager. The Company is therefore dependent on Josiah Grimes and Pace Morby in order to conduct its operations and execute its business plan, however, the Company has not purchased insurance policies with respect to Pace Morby or Josiah Grimes in the event of his death or disability. If Pace Morby or Josiah Grimes dies or become disabled, the Company will not receive any compensation to assist with such person's absence. Further, the loss of service of one or more members of the management team or key personnel of the Company could have a material adverse impact on the Manager and/or the management and operation of the Company.

Adequacy of Capital and Reserves.

An adequate amount of capital is necessary for success of the Company. In the event there are cost overruns or delays, further capital may be necessary.

The Company's Manager is not required to devote its full-time efforts to the business of the Company.

The Manager and its management team, employees and principals engage in other business activities. The Manager's principals own, manage and/or provide advice in relation to a number of other properties. The fact that the Manager's

management team and its offers and employees may engage in other business activities for the Manager or third parties may limit the time that the Manager's management team spends managing the Company's investment in the Project.

Management has limited liability.

The Company's Operating Agreement limits the liability of the Manager to the Company and its mangers and members, and the rights of the Company and its members to recover against its Manager as a result of its default may be limited and any such recover by the Company and/or its members against the Manager may be significantly lower than the loss that the company or its members have suffered.

The Company's business plan involves the acquisition of real property, and real estate investments are speculative in nature.

The Company's business plan involves the acquisition of real estate. The final purchase price of the Property, to include all properties in the Project will be determined during the due diligence period and the closing of the acquisition of the Property will not be completed at the time of the filing of this Form C. Moreover, real estate investments can be risky and unpredictable. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws, mold infestation, floods, fires, hurricane, and other acts of God and natural disasters, some of which may not be insurable; on-site utility failures that could cause the Company to close certain facilities; the attractiveness of real estate relative to other investment choices changes in national or local economic conditions, in particular the financial condition of lessees, changes in government policies, the continuing advance to certain provisions of the federal tax laws, government zoning or regulatory changes that could limit the Company's expansion plans, including changes in interest rates established by the Federal Reserve, and international crises. The Company's operating performance would be likely to be adversely affected by a downturn in the property market in terms of capital and/or rental values.

The risks and benefits of investments made in real estate depend upon many factors. The Company has little or no control over some of these risks, including, without limitation, (i) changes in the economic conditions in the country in general, and in the area in which the properties are located, specifically, which changes could give rise to a decrease in local demand, an increase in local supply of land, an increase in unemployment, and (ii) a change in the characteristics of the area in which the real properties are located. This risk includes the risk of a severe economic downturn, similar to the last downturn in 2008, which could affect real estate values significantly to the downside, increases in the costs in excess of the budgeted costs.

Purchasers should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Risk of Interpretation of Real Estate Documents and Agreements.

There are certain risks in connection with any real estate acquisition and financing resulting from the drafting and subsequent interpretation of mortgages, deeds, leases, purchase agreements, management contracts, franchisee agreements, etc. Any documents describing the properties or the legal relations thereto could be subject to various interpretations and potential disputes. While legal counsel will review certain legal documents, it is impossible to prevent and be secured against such various differing interpretations.

The real estate market is cyclical, and we are negatively impacted by downturns in this market.

The real estate market tends to be cyclical and typically is affected by changes in general economic conditions, which are beyond our control. The U.S. residential real estate market has shown some signs of stabilizing from a lengthy and deep downturn that began in the second half of 2005. However, we cannot predict when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth.

The real estate industry is subject to seasonal fluctuations.

The Company intends to acquire specific real estate assets (i.e. the Property). Historically, operating results and revenues in this industry are strongest in the second and third quarters of the calendar year. Many expenses are fixed and cannot be reduced during a seasonal slowdown. If unfavorable conditions in the real estate market and general macroeconomic conditions deteriorate, we may be required to seek sources of working capital for our future liquidity needs. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations, or that we could obtain additional financing on acceptable terms or at all.

Real estate markets move slowly and unpredictably.

Real estate markets move slowly compared to other investment vehicles (such as stocks, options, forex, etc.). However, this is not always a good thing. When the market goes down, investors must realize that it could take many years to recoup losses incurred during down swings. Additionally, many outside economic factors have an effect on the housing market, making real estate a sometimes unpredictable market.

We are required to comply with costly regulatory requirements while undergoing construction and rehabilitation of the Property.

The cost and time of completion of any required construction and rehabilitation may exceed the current estimates, as any construction, maintenance and/or renovation of the Property must be carried out in compliance with local laws and regulations and the conditions set out in any permits, licenses, approvals or authorizations. In the event the Company is required to go through a planning process it may be subject to administrative approvals including fire, health and safety, and environmental protection (including archaeological investigations and armament clearance), as well as technical approvals from various utility providers, including electricity, gas and sewer services. Similarly, the Americans with Disabilities Act of 1990 (the "**ADA**") requires all public accommodations, including public spaces of apartment communities, to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a real estate project. In addition, like all real estate projects, the Property is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the Company. These compliance requirements may hinder, delay or significantly increase the costs of activities undertaken on behalf of the Company. Such delays or increases in costs could adversely affect the Company's business, financial condition and results of operations.

Compliance with environmental and/or health and safety laws and regulations could affect our results of operations and financial conditions.

The Company is regulated by and required to comply with numerous environmental and/or health and safety ("**EHS**") laws and regulations applicable to the Property which impact any typical apartment project. The Company is likely to incur expenses to comply with EHS laws and regulations in the jurisdictions where the Property is located. There can be no assurance that compliance with existing or future EHS laws and regulations will not require material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. Actual or alleged non-compliance with and/or liability arising under EHS laws and regulations could result in regulatory action, third-party claims and/or material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. EHS laws and regulations also may impose restrictions on the way the Property may be used, or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. The cost of defending against any claims of liability, of compliance with environmental regulatory requirements of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, investments or results of operations and, consequently, amounts available for distribution to you. We cannot assure you that the Property will not have any material environmental conditions, liabilities, or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we or the Property may be subject as a result of environmental conditions or violations. If we do incur material environmental

liabilities in the future, we may face significant remediation costs, which may materially adversely affect our business, results of operations, financial condition and ability to make distributions to members.

The presence of hazardous or toxic substances on the Property could seriously harm our business and results of operations.

The Property may have been constructed at various times and in many cases on or in areas that have historically been the subject of commercial or industrial use. As a result, hazardous or toxic substances within land or buildings (such as asbestos) may be present at the Property. While the Manager, or a third-party property manager, will conduct what it believes to be adequate testing of the property and is not aware of any environmental contamination, the nature of these tests is such that contamination cannot be entirely ruled out. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic. Various EHS laws and regulations in the jurisdictions in which the Property is located may impose liability on the Company for the costs of management, removal, investigation or remediation of such hazardous or toxic substances present on or in or migrating from a property owned or leased by it. the Company could be responsible for the costs of this management, removal, investigation or remediation even if the presence of such hazardous or toxic substances pre-dates the Company's ownership of the Property. Redevelopment of the Property could also reveal the presence of such substances that require remediation. The costs of any required management, removal, investigation or remediation of such substances could have an adverse effect on the financial condition and/or operations of the Company. If remediation works are required at the Property, the Company may not be entitled to rental income while the tenant's occupation is interrupted as a result of those works. The presence of such substances, or the failure to remediate such substances properly, may also result in requirements on the Company to pay compensation to third parties or may adversely affect the value of the Property and the Company's ability to sell or lease the Property or to obtain financing using the Property as security.

The Company's due diligence may not reveal all factors affecting an investment in the Property and participation in the Project.

There can be no assurance that the Company's due diligence processes will uncover all relevant facts that would be material to an investment decision, including the valuation of the Property. The Company will assess factors that it believes are material to the performance of the Property. For example, a new survey for any of the Property might be required and it might reveal easements or other burdens or conditions that could affect the valuation of the applicable Property. In making the assessment and otherwise conducting customary due diligence, the Company will rely on the resources available and in some cases investigations by third parties. Some of the information supplied to the Company concerning the current rental income, property valuations, market data, anticipated resale value and other information may be incomplete or inaccurate and the Company's due diligence investigation may fail to reveal material risks associated with the Property. Consequently, relevant information that would be material to an investment decision such as the valuation of the Property can only be seen as an estimate of value and is not a precise measure of net realizable value. As a result, there is no assurance that the valuation of the will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to re-lease a significant portion of our available and soon-to-be-available spaces, our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy any debt obligations and to make distributions to our Investors could be adversely affected.

Appeal of the Properties.

A major risk of owning real estate is the appeal. The appeal to prospective tenants and/or buyers of any given properties depends, among other things, upon unpredictable public tastes and such appeal cannot be predicted in advance with any degree of certainty. Tenant and buyer trends can often change making a particular geographical area more or less desired than before. While the experience and talent of the persons involved with a Property generally improve the

chances of any given project achieving success, there can be no assurance that the properties will appeal to prospective tenants or buyers and could therefore affect the overall performance of the Properties.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to others, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to rents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining vacant, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will primarily derive form rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;
- decline to extend or renew leases upon expiration;
- fail to make rental payments when due; or
- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;
- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;
- startup, development, redevelopment or repositioning costs may be higher than anticipated;
- cost overruns and untimely competition of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and
- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market of our Securities and the availability to satisfy our debt obligations and to make distributions to our Investors.

Competition.

The Company will compete with other owners and operators of similar properties in the same market in which the Properties are located. The number of competitive properties in a particular area could have a material adverse effect on the ability to lease sites and increase rents charged at the properties. In addition, other forms of residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing provide housing alternatives to potential tenants of the Properties. If competitors offer rental rates below current market rates or below the rental rates charged to tenants of the Properties, the Company may lose potential tenants and may be pressured to reduce its rental rates below those charged in order to retain tenants when their leases expire. As a result, the Company's financial condition, cash flow, cash available for distribution, and ability to satisfy the Company's debt service obligations could be materially adversely affected.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders, travel bans, and non-essential business closings potentially happening in the future due to COVID-19, the Company's ability to generate revenue may be adversely affected. The Property is located in a travel destination and we intend to market the Property for rent. Due to national and international travel restrictions stemming form the spread of COVID-19, we expect fewer people will travel to Atlanta and we may be unable to rent available spaces in the Property. Therefore, we may generate significantly less revenue than expected.

Risk of Financing and Potential Foreclosure on Promissory Note(s).

Promissory notes and deeds of trust will likely secure the Properties. The risk of foreclosure can arise from, among other things: (i) the failure of the Properties at any time to maintain revenue levels sufficient to meet expenses and note amortization (specially, but not limited to, during an economic downturn), and (ii) the failure by the Company to meet any of the other various conditions existing in the promissory note documents. Payment of principal and interest on the promissory note will be due on a monthly basis. It is anticipated that these payments will be met from income generated by the properties. No assurance can be given that the Properties will generate sufficient income to meet the monthly payments.

Reliance on Manager for the Management of the Properties.

The Manager is vested with the exclusive authority as to the management and conduct of the business and affairs of the Company. The success of the Company depends, to a large extent, upon the management decisions made by the Manager. The Company will be dependent upon the experience and expertise of the Manager in Project business activities. In the event the Manager cannot serve as manager for the Company for any reason, experienced management may not be readily available, and the Company may be negatively affected. The Company does not expect to obtain a "key man" life insurance policy for the principals of the Manager.

Uninsured Losses; Cost of Insurance.

Although the Manager may arrange for certain insurance coverage to the extent that doing so is reasonable, costs of insurance may escalate beyond those anticipated, or certain kinds of losses may be uninsurable or may exceed available coverage. In the event of an uninsured loss, Members may recognize a loss of all or a portion of their

investment. Manager may also obtain errors and omissions insurance that the Company may proportionally pay for to cover any errors and omissions by the Manager in connection with the Properties.

Financing Requirements.

The Company's investment in the Properties will depend, in part, upon the successful acquisition and/or assumption of debt financing secured by the specific Properties. There can be no assurance that such financing can be obtained or that the current loan terms obtained by the Company will be guaranteed before the close of escrow. There is always a risk that the lender may ultimately lend at a higher interest rate or at a lower amount, which would increase the amount of money that the Company would need to raise and therefore could affect returns.

<u>Risks Related to the Offering</u>

The Company and by extension the Project is dependent on this Offering.

The Company is dependent on and intends to use the proceeds of this Offering to make the capital contribution needed to complete the Project financing. Further, the Company currently has no plans to diversify its investments and minimize the risks set forth herein. Based on, among other things, the anticipated proceeds from this Offering and the anticipated proceeds from the Company's operations, the Company anticipates that the proceeds of this Offering (assuming that all or substantially all of the Securities offered hereby are sold) will be sufficient to fund the Company's operations. The success of the Company will be entirely dependent on the successful funding of the Offering. In the event that the Company's plans change or these assumptions prove to be inaccurate or the proceeds of this Offering prove to be insufficient, the Company may fail, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to prospective Investors prior to the Offering are attached as <u>Exhibit E</u>. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Our Manager may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering; and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Liability for Return of Capital Contribution

Under Federal and/or State law, a Member who receives a return of any portion of the capital contribution to the Company may be liable to Company for the amount of the returned portion of the capital contribution, plus interest only to the extent necessary to discharge the Company's liabilities to creditors who extended credit to the Company or whose claims arose during the period the returned portion or capital contribution was held by the Company.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

Investors should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price at $1,000 per Class A Interest.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities at a price per Class A Interest of $1,000 with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. There is no present market for the Units, and no such market is anticipated. Further, there can be no assurance that a market for the Units will develop or, if such market develops that it will continue. Further, there are restrictions on transfer of the Unit in the event that a market develops for the Company's Units. Accordingly, an investment in the Units will not be liquid and there can be no assurance that the Units offered hereby can be resold at or near the Offering price and, in fact, purchasers of the Units may be unable to resell them for an indeterminate period of time.

Investors may not receive cash distributions.

All distributions of available cash will be made at the discretion of the Manager, subject to the provisions of the Company Operating Agreement, surplus cash calculation rules and regulations or other lender requirements. There is no guarantee that Investors will ever receive cash distributions from the operating of the Property. The payment of any cash distributions depends upon a number of factors, including the Company's operating results and financial condition, the successful management by the Manager, interest costs, performance on contracts, profits on the sale of all or portions of the Property, legal and regulatory restrictions and such other factors as the Manager may deem relevant from time to time. Cash distributions may also be blocked by the terms of the Company's financing arrangements, unless certain financial ratios and cash calculations are met. The Company's ability to pay cash distributions may be restricted as a matter of applicable law or regulation, including to the extent that cash distributions are not covered by income in the relevant period from underlying investments.

Investors will not be permitted to withdraw their capital contribution.

No Member may withdraw any amount of its capital in the Company. Accordingly, potential Investors must be able to bear the economic risk of their investment for a long-term period.

Investors will be responsible for paying taxes on their proportionate share of the Company's income even if distributions are not made.

The taxable income of the Company will be taxable to its members in accordance with their allocable shares of such income, notwithstanding that such income may not have been distributed. Investors may have tax liabilities larger than the distributions, if any, the Company makes to satisfy its members' federal, state and/or local tax liabilities attributable to their ownership of Securities. No responsibility is assumed by the Company with respect to the tax consequences of this transaction to any Investor. The tax risks associated with an investment in the Company are complicated and may not apply in the same manner to all Investors. Investors will have certain individual tax filing responsibilities related to this investment, which they should discuss with their tax advisors. See the section titled '*TAX MATTERS*' herein for more information.

Investors' interests in the Company, and therefore the Property, may be diluted.

The Company's capital requirements depend on several factors. If its capital requirements vary materially from its current plans, the Company may require further financing through debt or other capital investment. Therefore, it may not be possible for existing members to participate in any future Securities issuances, which may dilute the existing Member's interests in the Company, including the Manager and the existing owners. If the Company is unable to obtain additional funding on favorable terms, the Company and the investment in the Securities will be adversely affected.

The Company's Class A Members will have limited voting rights and will not have control over changes in our policies and operations.

By investing and becoming a Member of our Company, you will have limited voting rights. The Company's Manager determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. The Company's Manager may amend or revise these and other policies without a vote of the Class A Members. Under our Company Operating Agreement, our Class A Members have a right to vote only on limited matters. The Company's Manager's broad discretion in setting policies and our Class A Members' inability to exert control over those policies increases the uncertainty and risks to our Class A Members.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Compliance and Regulation

We operate in a highly regulated environment, and if we are fond to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect costs associated with compliance with these laws and regulations to increase going forward. The violation of these or future laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspensions of any applicable license required to operate the Property. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with the requirements of these laws and regulations.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Change in the United States Government Lending Policy.

Fannie Mae and Freddie Mac are a major source of financing for the commercial real estate sector. In February 2011, the Obama Administration released a report to Congress that included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know whether the current administration or future administrations would continue with this restriction. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the real estate sector or to the Company in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac, or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability and the ability to refinance any existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional properties on favorable terms or at all.

Tax Risks

General.

There is no general explanation of the federal income tax aspects of investment in the Company contained in this Form C. No representation or warranty of any kind is made by the Manager, the Company, counsel to the Manager or the Company with respect to any tax consequences relating to the Company, or the allocation of taxable income or loss set forth in this Form C or the Operating Agreement and each Prospective Investor should seek his own tax advice concerning the purchase of a Membership Unit.

Suitability of the Investment to the Investor.

It is expected that the Company will produce taxable income to its Prospective Investors. Because of the 1986 Reform Act, in the event a taxable loss is produced by the Company in any year, such loss will be available to a Prospective Investor only to the extent of the Prospective Investor's passive income from other sources. Unutilized tax losses may be carried forward into subsequent years to offset future passive income or offset taxable gain upon disposition of the Company's assets.

Federal Income Tax Risks.

      i   *Necessity of Obtaining Professional Advice*. THERE IS NO GENERAL EXPLANATION OF THE FEDERAL INCOME TAX ASPECTS OF INVESTMENT IN THE COMPANY CONTAINED IN THIS FORM C, AND ACCORDINGLY, EACH INVESTOR IS URGED TO CONSULT SUCH INVESTOR'S OWN TAX INVESTMENT AND LEGAL ADVISORS WITH RESPECT TO SUCH MATTERS AND WITH RESPECT TO THE ADVISABILITY OF INVESTING IN THE COMPANY. The income tax consequences of an investment in the Company are complex, subject to varying interpretations, and may vary significantly between Prospective Investors depending upon such personal factors such as sources of income, investment portfolios and other tax considerations. A Prospective Investor should consider with Prospective Investor's professional advisors the tax effects of Prospective Investor becoming a Member. Each Prospective Investor should, at Prospective Investor's own expense, retain, consult with and rely on Prospective Investor's own advisors with respect to the tax effects of Prospective Investor's investment in the Company. In addition to considering the federal income tax consequences, each

Prospective Investor should also consider with Prospective Investor's own advisors the state and local tax consequences of an investment in the Company.

No representation or warranty of any kind is made by the Manager, the Company, counsel to the Manager or the Company with respect to any federal, state or local tax consequences resulting from an investment in the Company, and no assurances are given that any deduction or other federal income tax benefits will be available to Members in the Company in the current or future years relating to the Company, or the allocation of taxable income or loss set forth in this Form C or the Operating Agreement.

  ii *Tax Law Changes*. The existence and amount of particular credits and deductions, if any, claimed by the Company may depend upon various determinations and allocations, characterizations of payments, and other matters which are subject to potential controversy on factual as well as legal grounds. Changes in the tax code and official interpretations thereof after the date of this Form C may eliminate or reduce any perceived tax benefits from an investment in the Units. There can be no assurance that regulations having an adverse effect on the Members will not be issued in the future and enforced by the courts. Any modification or change in the tax code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to any investment in the Company. In view of this uncertainty, Prospective Investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Company in light of their own personal tax situations.

  iii *Absence of Ruling or Opinion*. The Company will not seek a ruling from the IRS or an opinion of counsel with respect to any tax matters described in this Form C.

  iv *Risk of Audit*. Information returns filed by the Company are subject to audit by the IRS. An audit of the Company's returns may lead to adjustments of a Member's return with respect to items other than those relating to the Member's investment in the Company, the costs of which would be borne by the affected Members. The tax treatment of items of partnership income, loss, deductions, and credits is determined at the partnership level in a unified partnership proceeding, and Ryan Pineda as the "Tax Matters Member" of the Company, may, under certain circumstances, represent and bind all of the Members. Any adjustment made to the Company's or a Member's return could result in the affected Members being subject to an imposition of interest, additional taxes and penalties.

Investment by Tax-Exempt Entities.

Tax-exempt entities, such as pension funds and individual retirement accounts, generally are exempt from taxation except to the extent that "unrelated business taxable income" ("UBTI") and "unrelated debt financed income" ("UDFI") (determined in accordance with Sections 511-514 of the Code) exceeds $1,000 during any tax year. A tax-exempt entity may have UBTI and/or UDFI from businesses in which it owns an interest. In addition, it may have UBTI and/or UDFI if a partnership in which it has an interest (i) owns "debt-financed properties", that is, the properties in which there is "acquisition indebtedness" (in accordance with Section 514(d) of the Code), and the partnership earns interest income from the debt-financed properties or realizes gains or losses from the sale, exchange or other disposition of the debt-financed properties, or (ii) regularly carries on a trade or business. In addition, UBTI and/or UDFI may be generated when an IRA holds an interest in real estate which obtained financing (such is the case with the Company). The portion of the profit realized through the debt financing may be subject to UBTI and/or UDFI tax. The Company expects that all or substantially all of the Company's income will constitute UBTI and/or UDFI with respect to a tax-exempt entity. The Code does not impose restrictions on the acquisition of interests in partnerships, such as the Company, by tax-exempt entities. However, the acquisition of such an interest may result in a tax-exempt entity being subject to UBTI and/or UDFI. *If you are investing through an IRA, please consult your accountant and financial consultant for an evaluation of UBTI and/or UDFI as applied to your investment*.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The purpose of the Company is to acquire, improve, operate, and dispose of multi-family properties located throughout the United States with a focus on Arizona and the sunbelt states (each a "***Property***," and collectively, the "***Project***"). Its acquisition strategy shall focus on the location of the asset, condition of the assets, financing type available, deferred maintenance, the efficiency of current management, and other assets currently in the portfolio. The Company intends to primary target existing properties that are Class B assets or Class C assets located in Class B areas, but it may also acquire Class A assets. The Company's plans to target between one and three properties which are currently cash flowing and have the potential for "SubTo" or other creative financing options.

Investment Objectives

The Company is raising funds in the Offering to invest in the Properties. The Company has the following additional objectives:

1. *Provide cash for distribution*. An investment objective of the Company is to generate distributable cash to investors from the operations of the Company.

2. *Passive investment experience*. An investment objective of the Company is to provide an opportunity for the investors to gain exposure to real estate investments, which an individual investor may not desire or be able to accomplish alone. The Manager will manage the Company to afford investors with minimal involvement in management.

3. *Limited liability protection*. An investment objective of the Company is to provide the investors with limited liability. The Company is structured so that its members will have limited liability afforded to them as designated by the Act.

Purchase

The Company intends to fund the purchase of the Properties with the proceeds from this Offering, its prior offering under Regulation Crowdfunding, as well as the Regulation D Offering, and third-party debt financing. If the amounts raised is not sufficient as determined by the Manager prior to the close of the Offering, all investor funds will be returned without interest or deduction for expenses. See '*THE OFFERING AND THE SECURITIES'* herein for more information.

Capitalization

The Company intends to fund the acquisition of the Properties with funds from the sale of the Class A Membership Interests, including funds raised through this Offering, its prior Regulation Crowdfunding offering, the Regulation D Offering, and/or separately purchased by the Manager and its affiliates and/or designees.

Exit Strategy and Redemption

The Company expects to operate for a period of five to seven years before the sale of the last of the Properties and distribution of all remaining assets of the Company. After the fifth year of Company operations and every year thereafter, the Manager will value the Company's Properties portfolio and give members an opportunity to redeem their interests in the Company. See '*THE OFFERING AND THE SECURITIES – Redemptions*' herein more information.

Customer Base

The primary target tenants for the Properties will be residential tenants seeking residence in multi-family units in certain metropolitan areas, nationwide.

Intellectual Property

The Company does not own any intellectual property.

Competition

The multi-family residential housing development and management industry is highly competitive. The Company competes against similar multi-family housing developments of many large and small companies, including some developers local to the metropolitan areas being targeted nationwide.

Management

The Manager

The Manager, SquadUp Management LLC, is a limited liability company formed in the state of Arizona on October 25, 2022. The managing members of the Manager are Mathis, LLC and Pace Morby. The sole member of Mathis, LLC is Josiah Grimes.

Manager's Fees

The Manager and its affiliates shall be entitled to collect certain fees. Please refer to the Company Operating Agreement exhibited hereto as Exhibit E and the section titled '*MANAGEMENT COMPENSATION AND FEES'* herein for more information.

Investor Reporting

The Company will use commercially reasonable efforts to furnish to each investor reports as follows: (i) a discussion of the Company's performance within 30 days after the end of each calendar year; and (ii) all information relative to the Company necessary for the preparation of an investor's federal and state income tax returns within 75 days after the end of each calendar year.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently not subject to any current or threatened litigation.

Other

The Company's principal address is 1050 W. Washington St., Suite 133, Tempe, AZ 85288.

The Company has no additional addresses.

The Company currently conducts business in the State of Arizona.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds*+	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3%	$30	3%	$77,280
Acquisition of the Properties	0%	$0	25%	$644,000
Operating Capital/Reserves^	97%	$970	72%	$1,854,720
Total	**100.00%**	**$1,000**	**100.00%**	**$2,576,000**

* The use of proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at or prior to the closing of the campaign.

+ The allocation of the use of proceeds among the categories of anticipated expenditures represents management's best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial obligations. The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic or competitive conditions may alter the Company's acquisition or operating capital requirements. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Company reserves the right to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise.

^ The allocation of the use of proceeds to Operating Capital/Reserves is expected to be made with priority, meaning that for each dollar of proceeds in the Offering, $0.03 will be allocated to Intermediary Fees and $0.97 will be allocated to Operating Capital/Reserves, until $125,000 has been allocated to Operating Capital/Reserves. At such time, any additional proceeds will be allocated in accordance with the "% of Maximum Proceeds Raised" allocations described in the chart above.

MANAGERS, OFFICERS, AND KEY PERSONS

The Manager of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, we have provided management information relating to the managers of SquadUp Management LLC, an Arizona limited liability company, which will serve as the initial manager of SubTo Fund LLC.

Name
SquadUp Management LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Sponsor: August 2022-Present

SquadUp Management LLC is the Manager of the Company. The Manager shall manage all business and affairs of the Company. Mathis, LLC and Pace Morby are the managers of the Manager. Josiah Grimes is the sole member and manager of Mathis, LLC. The Manager shall direct, manage and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and do any and all things the Manager deems to be reasonably required to accomplish the investment objectives of the Company. The Members will have little or no control over the Company's day-to-day operations and will be able to vote only on limited matters. The Manager will make all other decisions.

Name
Pace Morby

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, SquadUp Management LLC: August 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Member, Moving Forward Ventures, July 2018 - Present
Member, Blue Acorn Investments, August 2020 - Present
Member, Blue Acorn Marketing, April 2020 - Present

Mr. Morby is a highly regarded entrepreneur known as the go-to "sub to guy" for his transformative creative finance strategies in the real estate investment industry, particularly in subject-to and seller finance deals. As the co-founder of SubTo, his innovative approach has created a thriving community and disrupted the mainstream real estate circuit. With a background as a successful general contractor and a former HomeVestors franchisee, Mr. Morby, along with his partners, has amassed a remarkable portfolio exceeding $55 million in ownership from of a mix of multifamily and single-family properties and $140 million in equitable interest through funds. Their success extends to various complementary businesses, including wholesale, fix and flip, and other synergistic ventures. Outside of real estate he owns business ventures across a magnitude of industries like technology, designer plants, automotive, and more.

Education
N/A

Name
Josiah Grimes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of Manager, SquadUp Management LLC. August 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & Chairman, Purpose Founder, July 2019 – Present
Co-Founder & CEO, New Reach Education, May 2018 – June 2023
Co-Founder & CEO, KeyGlee, December 2016 – February 2023

Mr. Grimes is an Arizona-based entrepreneur and philanthropist. He is the CEO and co-founder of KeyGlee, one of the world's largest real estate wholesalers with over 95 locations in the United States. Josiah is the CEO and co-founder of New Reach Education, an online education platform that publishes well-known brands such as AstroFlipping and SubTo. Josiah serves as the Director for Purpose Founder, a 501c3 focused on Christian Evangelism through digital media. Josiah is an active limited investor in other industries including data, title, and automotive.

Education
WP Carey School of Business
Arizona State University
Bachelor of Science
2011-2015

Indemnification

Indemnification is authorized by the Company to the Manager, and any of the Manager's shareholders, officers, directors, employees, or agents (each individually, an "***Indemnified Party***") under the Company's Operating Agreement. Indemnification is provided in any action, suit, or proceeding against any and all losses, expenses, claims or liabilities (including reasonable attorneys' fees and expenses) paid or incurred by the Indemnified Party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, to the fullest extent provided or allowed by applicable law; however, a party will not be indemnified with respect to such matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in a reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding to have had cause to believe beyond any reasonable doubt that the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments. .

Employees

The Company does not have any officers or employees at this time. The Company may hire employees or contractors as needed for the day-to-day business of the Company in the Manager's sole discretion. The Manager will provide executive services to the Company and will receive compensation for services rendered as described herein. The Company will engage service professionals and consultants to provide accounting, tax return preparation, legal, and related services, as required, and the Company will bear the related costs.

MANAGEMENT COMPENSATION AND FEES

The Manager and other members of the Company's management, along with their affiliates, may receive substantial fees and compensation in connection with the management of the Company, the Company's assets, investments, and operations, and reimbursement for expenses incurred on behalf of the Company as further described below. The Manager reserves the right to assign any fee, income, or compensation due. The maximum amount of fees the Manager, the other members of the Company's management, or their affiliates may receive cannot be determined at this time. The compensation arrangements described herein have been established by the Manager and are not the result of arm's-length negotiations. The following fees may be paid from capital contributions, revenues, or reserves.

The Manager, its designated affiliates, and/or third parties will receive the following fees, in addition to distributions of distributable cash, as summarized below:

Acquisition Fee: The Manager shall earn an acquisition due diligence fee of two percent (2%) of the purchase price of the Properties. This fee is for the Manager' efforts in conducting due diligence and making this investment opportunity available to investors.

Asset Management Fee: The Manager or its designated assigns will receive a monthly asset management fee calculated as one percent (1%) of the monthly gross revenue from the operation of the Properties. This fee is for organizing the Company and ongoing administrative and management services provided.

Disposition Fee: Upon sale of a Property, the Manager shall earn a disposition fee equal to two percent (2%) of the sales price. This fee is for the Manger' efforts in negotiating the disposition of each of the Properties.

Property Management Fee: The Manager, its designated assigns, and/or a third-party manager will receive a property management fee commensurate with local rates. This fee is for day-to-day property management services provided such as overseeing the leasing and maintenance of the Properties.

Reimbursement of Expenses; Fees for Professional Services: The Company will reimburse the Manager or its affiliates' reasonable expenses paid or incurred in connection with the Company's operations. Such reimbursements may be paid from Capital Contributions, operating revenue, or reserves. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of additional services to the Company at reasonable commercial rates on either an hourly or per-service basis.

CAPITALIZATION AND OWNERSHIP, DEBT

Capitalization

   The Company is comprised of Class A Members, who hold Class A Membership Interests (the "***Class A Members***"), and Class B Members who hold the Class B Interests (the "***Class B Interests***") (holders of Class B Interests referred to as "***Class B Members***"), respectively. The Company is authorized to issue an unlimited number of Class A Membership Interests, which shall comprise seventy-five percent (75%) of the voting Membership Interests in the Company, and ten thousand (10,000) Class B Interests, denominated in units, which shall comprise twenty-five percent (25%) of the voting Membership Interests in the Company. Prospective Investors shall purchase Class A Membership Interests via this Offering. The Class B Interests have been fully subscribed as detailed below.

Outstanding Capital Stock

   As of the date of this Form C, the Company's issued and outstanding capitalization is 25% comprised of Class B Interests.

Type	Class B Interest
Amount Outstanding	10,000 Class B Interests
Voting Rights	One vote per Class B Interest
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Interests which would only dilute the Securities offered hereunder if the Class B Percentage Interest (together, as a class) thereafter exceeded 25%. (1)
Percentage Interest of the Company owned by the holders of such securities prior to commencement of the Offering*	25.00%

* The Company's Operating Agreement currently contemplates that the Percentage Interest of the Company owned by the holders of Class B Interests after the closing of a fully-subscribed Offering, inclusive of commissions to the Intermediary, would continue to amount to 25%.

As of the date of this Form C, the Company's issued and outstanding capitalization is 75% comprised of Class A Interests.

Type	Class A Interest
Amount Outstanding	10,985 Class A Interests
Voting Rights	One vote per Class A Interest. Limited voting rights.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class A Interests which would only dilute the Securities offered hereunder.
Percentage Interest of the Company owned by the holders of such securities prior to commencement of the Offering*	75.00%

* The Company's Operating Agreement currently contemplates that the Percentage Interest of the Company owned by the holders of Class A Interests after the closing of a fully-subscribed Offering, inclusive of commissions to the Intermediary, would continue to amount to 75%.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Interests	$2,423,500	2,424	Intermediary fees; acquisition costs; operating capital/reserves; offering expenses	Rolling closes, ending March 10, 2024	Regulation Crowdfunding
Class A Interests	$8,561,000	8,561	Offering/organizational expenses; acquisition costs; operating capital/reserves	Rolling closes, ongoing.	Regulation D, Rule 506(c)
Class B Interests	$100	10,000	N/A	May 1, 2023	4(a)(2)

Ownership

The table below lists the beneficial owners of 20% or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Pace Morby	50.00% Class B Interest	50.00%
Mathis, LLC	47.330% Class B Interest	47.330%

Debt

The Company has no debt outstanding.

Organizational Chart



Mathis, LLC
Pace Morby
Other
47.330% (Class B)
50.000% (Class B)
2.67% (Class B)
Class A Members
75.00% (Class A)
Subto Fund LLC
Manager
SquadUp Management LLC

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

SubTo Fund LLC was organized on October 25, 2022, under the laws of the State of Arizona.

Cash and Cash Equivalents

As of December 31, 2022, the Company has not been capitalized and has zero dollars in cash and cash equivalents.

As of the date of this Form C, the Company has $8,561,000 cash on hand.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled '*USE OF PROCEEDS*.'

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the Regulation D Offering. See '*THE OFFERING AND THE SECURITIES –Side-by-Side Offering under Regulation D*' herein for more information.

Capital Expenditures and Other Obligations

The Company intends to make additional material capital expenditures in the near future to acquire and make necessary renovations to the Property and to participate in the Project.

Valuation

The Company has ascribed no pre-Offering valuation to the Company. The offering price for the Securities was determined by the Manager and without regard to an external or independent valuation. The price does not bear any relationship to the Company's assets, book value, earnings or other established criteria for valuing a privately held company. Accordingly, the offering price should not be considered an indication of the actual value of the Securities.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Conflicts of Interest

The proposed method of operation of the Company creates certain inherent conflicts of interest among the Company, the Manager, the Members, and their affiliates. The Manager, the Members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. The Manager and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities, including to multiple properties. Prospective investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

The Manager and its affiliates may be involved with similar investments or businesses. The Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. The Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

The Manager, certain Members, and their affiliates will receive compensation from the Company. Payment s to the Manager, the Members, and their affiliates for services rendered to the Company have not been and will not be determined by arm's length negotiations. See '*MANAGEMENT COMPENSATION AND FEES*' herein for more information. Additionally, the existence of the Manager's or its affiliates' interest in distributions of distributable cash (i.e., right to participate in net proceeds from investments) may create an incentive for the Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

The Manager and its affiliates may not have the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $1,000 and up to a maximum amount of $2,576,000 of Class A Membership Interests, denominated in the form of Class A Units, at a price per Class A Unit of $1,000 on a contingency basis as described in this Form C. We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2024. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1,000, with additional increments of $1,000, and the maximum amount that an Investor may invest in the Offering is $2,576,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in a separate account at West Town Bank & Trust, with the Intermediary as trustee for persons who have the beneficial interest therein, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. In order for an Investor to cancel their investment commitment, please contact the Intermediary at the following email address with a written request to cancel your investment commitment: info@mundialfg.com.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be 21 days from the time the Offering was opened, (ii) the Intermediary must provide at least 5 business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within 5 business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be 21 days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least 5 business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date

such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and Investor will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W (withdrawal) is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

INVESTOR FUNDS ARE HELD IN A SEPARATE ACCOUNT AT WEST TOWN BANK & TRUST WITH THE INTERMEDIARY AS TRUSTEE FOR PERSONS WHO HAVE THE BENEFICIAL INTEREST THEREIN. WEST TOWN BANK & TRUST HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN, AND MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. WEST TOWN BANK & TRUST'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Transfer Agent and Registrar

KorConX Inc. (the "***Transfer Agent***") will act as transfer agent and registrar for the Securities.

The Securities

On May 1, 2023, the Company and its members entered into its amended and restated operating agreement (the "***Company Operating Agreement***"), which governs the covenants and conditions upon which issued and outstanding Class A Membership Interests in the Company may vote, be transferred and/or sold. Ownership in the Company is represented by units of limited liability company interests. The Company is currently managed by SquadUp Management LLC. A copy of the Company Operating Agreement is attached hereto as Exhibit E.

We request that you please review this Form C, the Company Operating Agreement and any exhibits thereto, and the form of Subscription Agreement attached as Exhibit B in conjunction with the following summary information. The rights and privileges associated with the Interests are described below.

Definitions

The following defined terms shall apply only to this section '*THE OFFERING AND THE SECURITIES – The Securities*' of the Form C.

"***Act***" means the Arizona Limited Liability Company Act, as from time to time in effect in the State of Wyoming, or any corresponding provision(s) of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

"***Asset Management Fee***" means an asset management fee of one percent (1%) of monthly gross revenue from the operation of the Properties to be paid to the Manager on a monthly basis.

"***Capital Contribution(s)***" means the contributions made by the Members to the Company pursuant to Sections 3.3 or 3.4 of the Company Operating Agreement and, in the case of all the Members, the aggregate of all such Capital Contributions.

"***Capital Transaction***" means the sale or refinancing of Company assets.

"***Class A Members***" means Person(s) admitted as Class A Members by the Manager and whose name is listed in the Register of the Company. The current minimum investment requirement to become a Class A Member is $1,000.

"***Class A Membership Interest***" means an Interest which is held by a Class A Member. There shall be up to an unlimited number of Class A Membership Interests, each representing a capital contribution of $1,000, unless increased or decreased at the discretion of Manager. A Class A Member's Membership Interest(s) for any Class A Units held shall be calculated by dividing the Member's Class A Units by all Class A Units held by Members and multiplying that number by 0.75.

"***Class B Members***" means the Person(s) executing the Company Operating Agreement as a Class B Member and whose names are listed in the Register.

"***Class B Membership Interest***" means an Interest that is held by a Class B Member. A Class B Member's Membership Interest(s) for any Class B Units held shall be determined by dividing the Member's Class B Units by all Class B Units held by Members and multiplying that number by 0.25.

"***Distributable Cash***" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

"***Interest***" or "***Membership Interest***" means a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to the Company Operating Agreement. Membership Interests within each class (Class A and Class B) shall be calculated by dividing a Member's Units in the class by all issued and outstanding Units of that class held by Members.

"***Member(s)***" means any Person who (i) is one of the original Members of the Company which are parties to the Company Operating Agreement and listed in the Register, or (ii) has been admitted to the Company as a Member in accordance with the Act and the Company Operating Agreement, and (iii) has not ceased to be a Member for any reason.

"***Person***" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"***Property***" means the multifamily and commercial properties located through the United States to be acquired, improved, operated, and disposed of by the Company.

"***Units***" means a unit of Membership Interest in the Company that is purchased by investors or otherwise issued to Persons, as decided in the sole discretion of the Manager and subject to this Agreement. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

"***Unreturned Capital Contribution***" means, regarding a Member, all capital contributed by such Member less any amounts returned to such Member from a Capital Transaction pursuant to Section 4.2(b) of the Company Operating Agreement.

Authorized Capitalization

See the section titled '*CAPITALIZATION AND OWNERSHIP, DEBT*' herein.

Additional Capital Contributions

Additional Capital Contributions may be required by a vote of the Members or by the agreement of the contributing Members and the Manager. A Member's failure to make any portion of a required Additional Capital Contribution may result a reduction or dilution of Membership Interest of such non-participating Member in proportion to the aggregate Capital Contributions received from the participating Members. Further, the Manager or the Members may advance funds to the Company for costs relating to the operation of the Company, management of the Company's investments, and satisfying the Company's obligations.

Timing of Distributions

Distributions will be made in accordance with the terms of the Company Operating Agreement. The Company has never declared or paid cash distributions on its Interests issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or until the Project is capitalized and cash flowing. The Company expects that distributions will begin six (6) months after the acquisition of the first Property.

Rights to Distributions

Distributable Cash will come from two sources: Company operations and Capital Transactions. Each source has its own distribution terms as follows:

      i.   Distributable Cash from Operations

Distributable Cash from operations will be distributed as follows:

(a) First, Distributable Cash will be distributed ninety percent (90%) to the Class A Members, and ten percent (10%) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received an eight percent (8%) IRR.

(b) Second, the remaining Distributable Cash will be distributed eighty percent (80%) to the Class A Members, and twenty percent (20%) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received a fourteen percent (14%) IRR.

(c) Thereafter, the remaining Distributable Cash will be distributed seventy percent (70%) to the Class A Members, and thirty percent (30%) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests.

      ii.   Distributable Cash from Capital Transactions

During the first five (5) years of Company operations, Distributable Cash from Capital Transactions, such as a refinance or disposition of an asset, may be reinvested in the Manager's sole discretion. Distributable Cash from a Capital Transaction not reinvested or resulting from dissolution and liquidation of the Company will be distributed as follows:

(a) First, the Class A Members shall ratable receive all remaining Distributable Cash, until they have been returned all of their Unreturned Capital Contributions.

(b) Second, the remaining Distributable Cash will be distributed ninety percent (90%) to the Class A Members, and ten percent (10%) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received an eight percent (8%) IRR.

(c) Third, the remaining Distributable Cash will be distributed eighty percent (80%) to the Class A Members, and twenty percent (20%) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received a fourteen percent (14%) IRR.

(d) Thereafter, the remaining Distributable Cash will be distributed seventy percent (70%) to the

Class A Members, and thirty percent (30%) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests.

Please refer to the Company Operating Agreement exhibited hereto as <u>Exhibit E</u> before making an investment decision.

Rights and Preferences

The Company's Members will have limited rights and no preferences, as set forth in the Company Operating Agreement exhibited hereto as <u>Exhibit E</u>.

Allocation of Profits and Losses

Profits and losses will be allocated among the Members pursuant to Section 4.3 of the Company Operating Agreement exhibited hereto as <u>Exhibit E</u>.

Voting and Control

Class A Members have limited voting rights and control over the Company. Each Class A Member will be entitled to one vote per Class A Interest on all matters upon which the Class A Members have the right to vote under the Company Operating Agreement, except as otherwise provided by the Company Operating Agreement or as otherwise required by the Act or applicable law. Matters specifically enumerated in the Company Operating Agreement for Class A Member vote include to: (1) approve any loan to any Manager or any guarantee of a Manager's obligations; (2) amend the Company Operating Agreement in such a way that would result in a negative change to the Preferred Allocation or adversely affect the rights, or the interest in the capital, distributions, profits or losses of any Class A Member; and (3) to remove the Manager for cause pursuant to Section 4.6.2 of the Company Operating Agreement.

Removal of Manager

A Manager may be removed for Good Cause by the Members entitled to vote or consent holding 75% of Membership Interests (excluding the Manager to be removed or any Members who are affiliates of the Manager to be removed). However, no Manager may be removed during any period its principal has personally guaranteed a loan secured by a Property without the applicable lender's consent. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove the Manager for Good Cause, the Manager will have the right to submit the question of whether sufficient grounds for removal exists to binding arbitration, to be conducted as further described in the Company Operating Agreement.

No Member, including a Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

Redemptions

After the fifth year of Company operations and approximately every year thereafter, the Manager will provide written notice of a redemption event for the Members at which time the Class A Members may elect to have the Company redeem all, or a portion, of their Units (the "***Redemption Notice***"). The Company will determine a valuation of its Units (the "***Unit Value***") at that time by obtaining broker price opinions ("***BPOs***") or appraisals on the Properties and shall include the Unit Value as part of the Redemption Notice. Members may elect to have all, or a portion of their Units redeemed by the company by submitting written notice of their election for a redemption to the Manger within 30 days of the date of the Redemption notice which shall include the number of Units the Member wishes to have redeemed by the Company ("***Redemption Request***"). A Redemption Request must be approved by the Manager, in its discretion. To prevent Redemptions from potentially harming the remaining members of the Company, the Manager shall not fulfill any Redemption Requests during any period in which the total Unit Value of all outstanding Class A Units exceeds the net asset value of the Company on a per Unit basis, which will be calculated by the Manager prior to approving Redemption Requests.

Members who do not make a Redemption Request within the allotted time will not be able to have their Units redeemed until the next redemption event. Approved Redemption Requests will be paid pro-rata to those Class A Members requesting a redemption as funds become available (meaning that if funds are limited, Members who requested a partial redemption will not receive less than they would have received had they requested a full redemption) and will be distributed pro rata among such Members if all Redemption Requests cannot be paid in full.

The Manager may use reasonable efforts to refinance or sell Properties on reasonable terms to satisfy Redemption Requests but shall not be required to do so. The sale or refinance proceeds from such Properties may be used to satisfy the Redemption Requests rather than being subject to distribution pursuant to Section 4.2 of the Company Operating Agreement. The Company may also establish a reserve fund from which to fund Redemption Requests but is not required to do so. All Redemption Requests are subject to the availability of cash to make redemption distributions ("*Cash Available for Redemptions*") only after: (i) all current Company expenses have been paid (including compensation to the Manager and its affiliates as described in Section 5 of the Company Operating Agreement), and (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investment in Properties.

The Company shall endeavor to satisfy all Redemption Requests within six months of the redemption event. If at any time the Company does not have sufficient Cash Available for redemptions to distribute in full the amounts due to all Members who have outstanding Redemption Requests, the Company is not required to refinance or liquidate or refinance any Properties for the purpose of satisfying Redemption Requests. In such circumstances, the Company will distribute that portion of the Cash Available for Redemptions available to all Members who have submitted a Redemption Request pro rata based upon the relative amounts being redeemed as set forth in the Redemption Requests. Any unsatisfied portion of Redemption Requests shall be denied, and a new Redemption Request would need to be made at the next redemption event for any Units not redeemed.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Redemptions to liquidate the Units of decreased Members or ERISA plan investors in whole or in part, before satisfying outstanding Redemption Requests from any other Members. The Manager also reserves the right, at any time, to liquidate the Units of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations.

Upon the approval and completion of any Redemption Requests by the Company, the Units approved in the Redemption Requests shall terminate and the Manager shall amend Company records, including Exhibit B of the Company Operating Agreement, to reflect each Member's adjusted Membership Interest and number of Units as appropriate, based on the Company's total adjusted Membership Interest, at the completion of the Redemption Requests. Subsequent to the completion of the Redemption Request, all Members will retain the right to vote, based on their newly calculated Membership Interest, and will receive distributions from either operations, or Capital Transactions, if any, based on their newly calculated Membership Interest. If all of a Member's Units are included in a completed redemption, the Member shall cease being a Member of the Company.

Other than as described above, no Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up, according to the Act and the Company Operating Agreement, unless otherwise approved by the Manager.

Term and Dissolution

The term of the Company commenced upon the filing of the Company's Articles of Organization with the Arizona Secretary of State on October 25, 2022 and will last in perpetuity or until such time as the winding up and liquidation of the Company and its business is completed following a liquidating event.

The Company will be dissolved upon the occurrence of any of the following events:

- The liquidating and/or distribution of all Company Assets.

- A vote of at least seventy-five percent (75%) of the Membership Interests, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company.

- The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within 90 days after the withdrawal, the Members vote to continue the business of the Company and to appoint one or more additional Managers.

- The withdrawal of all the Members, unless the Company is continued in accordance with the Act.

- The entry of a decree of judicial dissolution.

Anti-Dilution Rights

The Securities do not have any anti-dilution rights.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Company Operating Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than ninety days, followed by a minimum of three face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the country of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Operating Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the status quo with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

Partnership Representative

The Manager may designate the IRS Partnership Representative each year until dissolution in its sole discretion. The initial Partnership Representative is Josiah Grimes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Side-by-Side Offering under Regulation D

The Company is selling securities in a concurrent offering to accredited investors in reliance on Rule 506(b) of Regulation D (the "***Regulation D Offering***") at the same time as this Offering under Regulation Crowdfunding. The securities offered in the Regulation D Offering are the same securities with the same rights as the Securities offered in this Offering. The maximum offering amount under this Offering together with the Regulation D Offering is $30,000,000. To date, the Company has raised $8,561,000 in the Regulation D Offering.

Notably, the funds the Company is raising from this Offering and the Regulation D Offering are insufficient to satisfy all anticipated expenses; therefore, the Company may undertake the Project through the use of debt financing. Such debt may be obtained from banks, insurance companies, private lenders, or other commercial sources of funds.

Such debt could be on a full, partial, or non-recourse basis, be at a fixed or floating interest rate, and/or make use of interest-rate swap or hedging agreements. Any debt financing obtained by the Company will be the Company's sole responsibility and not an obligation of any member (other than, if required by a lender, the Manager, key principal(s), or one or more affiliates.

Any debt is expected to be paid through the revenues from the operation of the Properties and reserves set aside from this Offering and the Regulation D Offering. See '*RISK FACTORS*' for more information.

Other Material Terms

The Securities do not have a stated return or liquidation preference.

INTERMEDIARY COMMISSION AND FEES

Provided at least one closing occurs in the Offering, at the conclusion of the Offering the Company shall pay a cash commission to the Intermediary in an amount equal to 3% of the amount raised in the Offering. Payment will be made to the Intermediary directly from the escrow account maintained for the Offering. In addition, the Company shall pay a securities based commission to the Intermediary in the form of the Securities in an amount equal to 1% of the amount raised in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's Manager's managers may participate in the filming or recording of various media and in the course of the filming, may present certain information related to its business and this Offering (the "***Presentation***"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Pace Morby
_____
(Signature)

Pace Morby
_____
(Name)

Manager of Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Pace Morby
_____
(Signature)

Pace Morby
_____
(Name)

Manager of Manager
_____
(Title)

April 8, 2024
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Josiah Grimes
	(Signature)
	Josiah Grimes
	(Name)
	Manager of Mathis, LLC, the Manager's Manager
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Josiah Grimes
	(Signature)
	Josiah Grimes
	(Name)
	Manager of Mathis, LLC, the Manager's Manager
	(Title)
	April 8, 2024
	(Date)

43

EXHIBIT A

Financial Statements



SubTo Fund LLC

Financial Statements for the Period Ended

December 31, 2022

SubTo Fund LLC

Index to Financial Statements



ANDREW J. CARRICK

CERTIFIED PUBLIC ACCOUNTANT

Independent Accountant's Audit Report

To the Board of Directors of SubTo Fund LLC

Report on the financial statements

We have audited the accompanying financial statements of SubTo Fund LLC. ("SubTo") which comprise of the balance sheet as of December 31, 2022, and the related statements of operations, cash flows, and owner's equity for the year then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to SubTo's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SubTo's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



ANDREW J. CARRICK

C E R T I F I E D   P U B L I C   A C C O U N T A N T

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of the SubTo Fund LLC, as of July 19, 2023, and the changes in its operations, cash flows, and owner's equity for the year then ended in accordance with accounting principles generally accepted in the United States of America.

License #122435
New York, New York
July 19, 2023


SubTo Fund LLC
Balance Sheet


	2022
Assets	
Cash and cash equivalents	-
Investments	-
Total assets	-
Liabilities & Owners' Equity	
Current Liabilities	-
Total liabilities	-
Owners' Equity	-
Retained Earnings	-
Total Owners' Equity	-
Total liabilities & shareholders' equity	-

The accompanying notes are an integral part of these financial statements.


SubTo Fund LLC
Statement of Operations


	2022
Revenues	
Revenues	-
Cost of Revenues	-
Gross Profit	-
Operating Expenses	
General and administrative	-
Sales and Marketing	-
Total operating expenses	-
Net Income/(Loss)	-

The accompanying notes are an integral part of these financial statements.

SubTo Fund LLC
Statement of Cash Flows

	2022
Cash flows from operating activities	
Net Loss	-
Adjustments to reconcile change in net assets to net cash used in operating activities	
Net cash used in operating activities	-
Cash flows from investing activities	-
Cash flows from financing activities	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	-

The accompanying notes are an integral part of these financial statements.

SubTo Fund LLC
Statement of Owners' Equity

	2022
Beginning balance	-
Add:	
Capital Contributions	-
Net Income	-
Subtract:	
Distributions	-
Net Loss	-
Total Statement of Owners' Equity	-

The accompanying notes are an integral part of these financial statements.

1. **Nature of Organization and Tax Status**

   SubTo Fund LLC (hereinafter referred to as the "Company") is a multi-family real estate investment company, which primarily engages in the acquisition, management, and sale of multi-family properties. The Company is a manager-managed Limited Liability Company (LLC) formed on October 25, 2022, under the laws of Arizona. In 2022, the Company had no activity. Although there is no activity, the Company instituted the significant accounting policies listed below.

   The Company is classified as a limited liability company for federal and state income tax purposes and therefore, all profits and losses are passed through to its members.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompany financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

   Fair Value of Financial Instruments
   Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3: Unobservable inputs which are supported by little or no market activity.

   Cash and Cash Equivalents
   Cash and cash equivalents include cash held in banks and money market funds other than those held in long-term investment accounts. Cash and cash equivalents include highly liquid instruments with a maturity of three months or less when acquired. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents as of December 31, 2022.

2. Summary of Significant Accounting Policies *(continued)*

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers. ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the lease with a customer, identifying the performance obligations in the lease, determining the transaction price, allocating the transaction price to the performance obligations in the lease, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes rental income as revenue when received on a straight-line basis over the term of the lease. Any lease incentives are considered an integral part of the total rental income.

Investment Properties
Investment properties are carried at cost, less any accumulated depreciation. The company's investment properties are depreciated using the straight-line method over the estimated useful lives of the properties. Improvements are capitalized and expenditures for maintenance and repairs are expensed as incurred.

At the time of retirement or other disposition of property, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Income Taxes
Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

As a Limited Liability Company, the Company is not subject to federal and state income tax. All profits and losses are passed through to the members.

Equity
The Company records the funds received from the issuance of membership units as equity. The equity is measured by the fair value of the consideration received.

2. Summary of Significant Accounting Policies *(continued)*

Recent Accounting Pronouncements
The Company evaluates new pronouncements issued by the Financial Accounting Standards Board (FASB) and adopts those that have a significant impact on the Company's financial statements.

Subsequent Events
The Company has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the audited financial statements were available to be issued, which date is July 19, 2023. The Company received initial investments of $200,000 and $2,276,000 in May 2023 and June 2023, respectively. There have been no other events or transactions which would have a material effect on these financial statements.

COVID-19 Pandemic
The ongoing COVID-19 pandemic ("pandemic") has resulted in substantial volatility in the global economy. The pandemic may potentially have an adverse effect on the results of the Company's future operations; however, management believes that any future impact will be minimal given the nature of the Company's operations and its mission.

EXHIBIT B

Form of Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE INTERNET-BASED PLATFORM USED BY MUNDIAL FINANCIAL GROUP, LLC. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S PLATFORM (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR

COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.


SUBSCRIPTION AGREEMENT


This Subscription Agreement (the "***Subscription Agreement***") is made and dated as of the date specified on the signature page below, by and between Subto Fund LLC, an Arizona limited liability company (the "***Company***"), and the undersigned subscriber (the "***Subscriber***").

WHEREAS, the Company is offering up to an aggregate of $2,576,000 of Class A membership interests (the "***Class A Units***" and sometimes referred to as the "***Securities***") in an offering (the "***Offering***") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation CF***"), pursuant to the terms of the Offering available on the platform of the Mundial Financial Group, LLC (the "***Intermediary***"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Units is made pursuant to the Form C, dated April 5, 2024 as the same may be amended or supplemented (the "***Form C***");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Units.

1. **SUBSCRIPTION**. Subject to the terms and conditions of this Subscription Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A Units in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms of the Member Counterpart Signature Page and Limited Power of Attorney Company Operating Agreement (the "***OA Signature Page***"), attached hereto as Exhibit A.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $1,000 (the "***Target Offering Amount***"), the closing of the purchase and sale of the Securities (the "***Closing***") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "***Closing Date***").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Units shall be received by West Town Bank & Trust (the "***Escrow Agent***") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

a) The Company is a limited liability company duly formed and validly existing under the laws of the state of Arizona, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012.

c) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

d) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

e) Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "***Financial Statements***") have been made available to the Subscriber and appear in the Form C and on the platform of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Andrew J. Carrick, CPA, who has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under

Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

h) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

i) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Units, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

    ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Units as a nominee or agent or otherwise for any other person.

    iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. The Subscriber acknowledges, and is purchasing the Class A Units in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Units.

    ii. The Subscriber understands and accepts that the purchase of the Class A Units involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Units.

    iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Units. It is understood that information and explanations related to the terms and conditions of the Class A Units provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Units. The Subscriber acknowledges

that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Units for purposes of determining the Subscriber's authority or suitability to invest in the Class A Units.

iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Units.

v. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

vi. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

vii. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Units or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

i. The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Units or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Units, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Units is suitable and appropriate for the Subscriber.

b) <u>Status of Subscriber</u>.

i. The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Units. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Units and the consequences of this Subscription Agreement. The Subscriber has considered the suitability of the Class A Units as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Units and its authority to invest in the Class A Units.

ii. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the

income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

c) <u>Restrictions on Transfer or Sale of Securities</u>.

i. The Subscriber is acquiring the Class A Units solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class A Units. The Subscriber understands that the Class A Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Subscription Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Subscriber understands that the Class A Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "***Commission***") provide in substance that the Subscriber may dispose of the Class A Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Units become freely transferrable, a secondary market in the Class A Units may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Units for an indefinite period of time.

iii. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Units specified on the signature page hereto and of the Company to sell the Class A Units are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Units in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Class A Units having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Arizona. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Arizona, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Subto Fund LLC 1050 W. Washington St., Suite 133 Tempe, Arizona 85288 Attention: Pace Morby and Josiah Grimes
with a copy to:	Sosnow & Associates PLLC 20 West 20th Street, Suite 804 New York, New York 10011 Attention: Robin Sosnow, Esq.
If to the Subscriber:	[*Purchaser Address*] [*E-mail Address*]

18. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Subscription Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. **ELECTRONIC SIGNATURE**. The Subscriber, by providing his, her or its information, including name, address, and subscription amount, and clicking "accept" and/or checking the appropriate box on the Intermediary's platform ("***Online Acceptance***") confirms the Subscriber's information and his or her investment through the Intermediary's platform and confirms the Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) the Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Subscriber, (b) the Company's acceptance of the Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company, and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 22 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of _____.

Subscriber Details		Subscriber eSignature Details	
Name		Signed By	
Social Security Number		Using IP Address	
Address 1		Signed Date & Time	
Address 2		Signature Adoption	
City		**Attestations**	
State/Prov		KYC Approved	
Postal/Zip Code		Using IP Address	
Country		Date & Time	
Phone Number		Payment Approved	
Email Address		Using IP Address	
IP Address		Date & Time	
Date & Time		Funds in Escrow	
Number of Shares		Date & Time	
Total Investment (At $1 per Share)			

Company Details		Company eSignature Details	
Company Name		Signed By	
Signature	_____ _____	Using IP Address	
Name		Signed Date & Time	
Title		Signature Adoption	
This Subscription is accepted on (Date)			

<u>EXHIBIT A</u>

OA Signature Page

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE AMENDED AND RESTATED OPERATING AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

_____   _____
Full Name of Person or Entity   Name of Joint Signatory (if any)

_____   _____
Signature   Additional Signature (if necessary)

_____   _____
Title (if member not a natural person)   Title (if necessary)

EXHIBIT C

Offering Page

SubTo Fund LLC | Customize | 0 | + New | Edit Page | Edit with Elementor | Purge cache | Maintenance is On | wpDiscuz | WPCode | Popup Maker 3 | LLAR | OceanWP | WPForms 5

Howdy, Charles Smulevitz

SUBTO FUND

LOGIN | INVEST NOW

The Creative Way to Invest in Real Estate

$X COMMITTED

INVEST NOW

- OVERVIEW
- SUBTO FUND DIFFERENCE
- WHY INVEST WITH SUBTO FUND
- EXIT STRATEGY
- TEAM
- DISCUSSION
- FAQ

OVERVIEW:

We believe multifamily is entering a once-in-a-lifetime buyer's market. Our Seller finance expertise and nationwide network uniquely qualifies us to capitalize on this economic environment.

SubTo Fund will acquire, improve, operate, and sell multifamily properties located throughout the United States with a focus on Arizona and the sunbelt states.

Our acquisition strategy focuses on location, condition of the asset, and creative financing opportunities to generate favorable returns for investors.

Invest in Real Estate with Pace Morby.
could have gotten some money into

$1,000,002
Committed

0
Investors

$1,000,000
Valuation

VIEW THE FORM C

INVEST INTO SUBTOFUND

Offering Terms

Minimum Investment **$1,000**	Target IRR **14%**
Maximum Offering **$2,576,000**	Equity Multiplier **2x**
Target Offering **$1,000**	





OOPS I'M ACCREDITED

THE SUBTO FUND DIFFERENCE

- Community based investor relations
- Exclusive off-market deal funnels
- Resident friendly property programs and amenities
- Focus on value-add for improved returns
- High yield to investors
  Quarterly distributions with a 5-7 year exit strategy



WHY INVEST WITH SUBTO FUND?

 **Value in Relationships:**
We personally know the dreams and goals of our investors and we provide the vehicle for them to invest in each stage of financial growth.

 **Investment Funds:**
Provide an institutional grade investment opportunity while serving both accredited and non-accredited investors alike.

 **Limited Liability Protection:**
The Company is structured so that its members will have limited liability afforded to them as designated by the Act.

EXIT STRATEGY AND REDEMPTION

The Company expects to operate for a period of five to seven years before the sale of the last of the Properties and distribution of all remaining assets of the Company. After the fifth year of Company operations and every year thereafter, the Manager will value the Company's Properties portfolio and give members an opportunity to redeem their interests in the Company.



Invest Alongside Pace Morby, Star of A&E's hit show Triple Digit Flip, and Industry Expert at Conferences and Podcasts



Pace Morby

Author, investor, founder of SubTo and co-host of A&E's top-performing show, Triple Digit Flip, Pace Morby has acquired over $250M in real estate assets without cash, credit or previous credentials of his own through creative financing.

From general contractor to owner of 20+ active businesses, Pace has transcended the world of entrepreneurship and now teaches and inspires entrepreneurs all over the world to make an impact on their lives and the lives of those around them. Pace focuses primarily on SubjectTo and Seller Financing to acquire properties without the use of banks.

  





Josiah Grimes

Mr. Grimes is an Arizona-based entrepreneur and philanthropist. He is the CEO and co-founder of KeyGlee, one of the world's largest real estate wholesalers with over 95 locations in the United States.

Josiah is the CEO and co-founder of New Reach Education, an online education platform that publishes well-known brands such as AstroFlipping and SubTo.

Josiah is an active limited investor in other industries including data, title, and automotive.

PARTNERS:

Broker Dealer
Mundial Financial Group, LLC

Transfer Agent
KoreTransfer USA LLC

Escrow Agent
West Town Bank & Trust



JOIN THE DISCUSSION:

Be the First to Comment!

B *I* U S ☰ ☰ ☰ ❝   % {} [+]

0 COMMENTS

REGULATION CF FAQ:

− What are Investment Limits for Reg CF funds?

For Non-Accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income.

If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

+ How does the online investment process work for this Reg CF opportunity?

+ How long can this take?

+ Who is Mundial Financial Group?

+ How does Mundial Financial Group get compensated?

+ Am I now a customer of Mundial Financial Group?

+ Why do I give information such as DOB, SSN, Driver's License or Passport Details, Annual Income or Net Worth?

+ Where can I direct questions about the Issuer to get additional information?

+ What is an Accredited Investor?

+ Where can I direct additional questions about the investment application and process?



info@mundialfg.com
40 Wall Street, Suite 1704
New York, NY 10005
646-766-8690

- Overview
- SubTo Fund Difference
- Why Invest with SubTo Fund
- Exit Strategy
- Team
- Discussion
- FAQ

- Mundial Financial Group
- About Mundial Financial Group
- Privacy Policy
- Business Continuity Plan
- FINRA Broker Check

EXHIBIT D

Video Transcript

0:00

Hey guys, Pace Morby here.

0:01

Welcome to SubTo Fund.

0:01

I'm excited about the launch of our fund.

0:03

Excited about the team that we've assembled for this and excited about the thesis and the strategy that we're applying to our multifamily purchases.

0:11

I could not be more excited about the potential of partnering with you on these purchases and building our portfolios together.

0:17

The purpose of this video today is to tell you, hey, congratulations.

0:22

We are starting to allow non accredited investors into our fund.

0:26

So if you are a accredited investor, click the link down below it says I'm accredited.

0:32

So you can just skip the rest of this video and go.

0:33

I'm accredited.

0:34

I know I am click the link down below.

0:36

Get into the portal, fill your information out.

0:38

Let's get you involved.

0:39

Let's get you with the team.

0:41

Ok.

0:41

If you're not accredited.

0:42

Congratulations.

0:43

We have launched our regulation crowd fund which allows us to take non accredited investors.

0:50

Super exciting.

0:51

We are just starting out maybe have not otherwise had opportunities to invest in big deals with big operators such as ourselves.

0:57

We're allowing all investors non accredited and accredited to invest in our fund.

1:03

So, why is this

1:04

Great?

1:05

I remember when I was brand new and I would look at big multifamily buildings and I'd say one day, one day I can invest.

1:11

Well, if somebody told me that something like a regulation crowd fund even existed, I as a non accredited investor at that time would have been excited for a couple of reasons.

1:20

Number one, I could have gotten my feet wet, could have gotten some money into the game.

1:24

Could have said I own a part of that.

1:26

That's number one, I could build my portfolio.

1:28

Number two, I could actually get a return on my investment.

1:33

And number three, more importantly, in my opinion, as I'm getting a return, I'm actually getting an education because as part of our regulations, crowdfund, even as a non accredited investor have the ability to learn.

1:45

Where do these deals come from?

1:46

How does our acquisition team negotiate them?

1:49

How do we on board them once we purchase them, how do we deploy capital responsibly so that we can go and do the value adds on these properties and make all of our portfolios grow and make a bunch of money.

1:59

You get to learn all of that, you got to learn how our management team does all of the things at some point in the future in your journey, you're going to want to say, I think I'm ready to start my own fund and I believe the best way to start your own fund is invest in somebody else's.

2:13

So this is why we opened it up to non accredited investors to give you guys the opportunity to click the link down below.

2:20

It says I'm not accredited.

2:21

This is amazing.

2:22

Thank you so much.

2:23

I can jump into a fund otherwise I wouldn't have had the opportunity.

2:27

And here's what's gonna happen.

2:28

You're gonna click on that button and you're going to find out whether our broker dealer can approve.

2:32

You.

2:32

Get you into the portal, get all your information in there, start getting updates on properties that we're buying and things that we're up to at SubTo fund.

2:39

And hopefully one day I can shake your hand as a partner on one of these properties and we can build our portfolios and get a great return on our investment together.

EXHIBIT E

Company Operating Agreement

Amended and Restated Operating Agreement

of

Subto Fund LLC

an Arizona limited liability company

May 1, 2023

THE INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUST AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Amended and Restated Operating Agreement of
Subto Fund LLC
Table of Contents

Amended and Restated Operating Agreement
of
Subto Fund LLC
an Arizona limited liability company

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") amends and restates the original operating agreement of the Company dated May 1, 2023, is effective May 1, 2023 (the "Effective Date"), and is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached hereto as Exhibit A and incorporated herein by this reference, (ii) who are accepted by SquadUp Management LLC, an Arizona limited liability company as the manager of the Company (the "Manager"), and (iii) who by their signatures hereto hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, the "Members"). This Agreement sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:

Article 1. Formation of the Company

Section 1.1 Limited Liability Company

Subto Fund LLC was formed as an Arizona limited liability company (the "Company") by executing and delivering the Articles of Organization in accordance with the Arizona Limited Liability Company Act, as codified in the Arizona Revised Statutes, Title 29, Chapter 7 (the "Act"), and the rights and liabilities of the Members shall be as provided in the Act except as may be modified in this Agreement.

Section 1.2 Name of the Company

The name of the Company is Subto Fund LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3 Purpose and Scope of the Company

The Company was formed primarily to acquire, improve, operate, and dispose of multifamily and commercial properties located throughout the United States (the "Properties", each a "Property"). The Company may engage in any other lawful activities which are related or incidental to the foregoing purposes, as may be determined in the sole and absolute discretion of the Manager.

Section 1.4 Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

> 1050 W. Washington St., Suite 133
> Tempe, AZ 85288

or such other place or places as the Manager may determine. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is:

>Joshua Montavon
>1050 W. Washington Street, Suite 133
>Tempe, AZ 85281

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its capital base, and adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, which attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and its financial ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.


Article 2. Definitions


Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

    a.   <u>Additional Capital Contribution</u>. Additional Capital Contribution means the total cash and other consideration contributed to the Company by each Member other than the initial Capital Contribution.

b. Additional Member(s). Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof, after the date of this Agreement.

c. Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

d. Agreement. Agreement means this Amended and Restated Operating Agreement as originally executed and as amended from time to time.

e. Assignee. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

f. Capital Account. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.5 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

g. Capital Contribution. Capital Contribution means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

h. Capital Transaction. Capital Transaction shall mean the sale or refinancing of Company assets.

i. Company. Company has the meaning ascribed in Section 1.1.

j. Company Assets. Company Assets means all assets owned by the Company and any property, real or personal, tangible or intangible, otherwise acquired by the Company.

k. Distributable Cash. Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

l. Dispute. Dispute shall have the meaning as described in Section 10.1.

m. Effective Date. Effective Date shall mean May 1, 2023.

n. Fair Market Value. With regards to a Membership Interest, the Fair Market Value shall be the amount that would be distributable to the Member holding such interest in the event that the assets of the Company were sold for cash and the proceeds, net of liabilities, were distributed to the holders of all Membership Interests pursuant to this Agreement. In the event that the Fair Market Value of a Membership Interest is to be determined under this Agreement, the Manager shall select a qualified independent appraiser to make such determination and shall make the books and records available to the appraiser for such purpose.

o.   Formation Date. Formation Date shall mean the date of filing of the Articles of Organization of the Company.

p.   Good Cause. Good cause shall have the meaning as described in Section 6.5.

q.   Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i.   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

r.   Immediate Family. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance), parents, parents-in-law, descendants (including descendants by adoption), brothers, sisters, brothers-in-law, sisters-in-law, children-in-law, and grandchildren-in-law.

s.   Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

t.   Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

u.   IRS. IRS means the Internal Revenue Service.

v.   IRR. IRR means internal rate of return as calculated by the XIRR function in the latest version of Microsoft Excel

w.   Liabilities. Liabilities shall have the meaning as described in Section 13.1.

x.   Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be SquadUp Management LLC, an Arizona limited liability company.

y.   Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

z.   Membership Interest(s). Membership Interest(s) refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. If only one class of Units has been issued by the Company,

Membership Interest(s) shall be calculated by dividing the Member's Units by all Units issued and outstanding held by Members. Otherwise, Membership Interest(s) shall be calculated as follows: (1) a Class A Member's Membership Interest(s) for any Class A Units held shall be calculated by dividing the Member's Class A Units by all Class A Units held by Members and multiplying that number by 0.75, and (2) a Class B Member's Membership Interest(s) for any Class B Units held shall be determined by dividing the Member's Class B Units by all Class B Units held by Members and multiplying that number by 0.25. Membership Interests within each class (Class A and Class B) shall be calculated by dividing a Member's Units in the class by all issued and outstanding Units of that class held by Members.

aa. <u>Notice</u>. Notice shall have the meaning as described in Section 15.6(c).

bb. <u>Partnership Representative</u>. Partnership Representative shall have the meaning as described in Section 1.8.

cc. <u>Person(s)</u>. Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

dd. <u>Profits and Losses</u>. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii. Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv. Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

ee. <u>Properties</u>, each a <u>Property</u>. Properties means multifamily and commercial properties located throughout the United States to be acquired, improved, operated, and disposed of by the Company.

ff. <u>Regulations</u>. Regulations mean the Treasury Regulations of the United States.

gg.   Required Interest. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

hh.   Reviewed Year. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

ii.   Securities Act. Securities Act means the Securities Act of 1933, as amended from time to time.

jj.   Transfer. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

kk.   Unit(s). Unit(s) means a unit of membership in the Company that is purchased by investors or otherwise issued to Persons, as decided in the sole discretion of the Manager and subject to this Agreement. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

ll.   Unreturned Capital Contributions. Unreturned Capital Contributions means, regarding a Member, all capital contributed by such Member less any amounts returned to such Member from a Capital Transaction pursuant to Section 4.2(b).

Article 3. Capitalization of the Company

Section 3.1   Source of Funding

The Company will be funded by the sale of Units and/or one or more secured loans. The Manager may issue Units as described in this Agreement.

The Company may use debt and/or other alternative financing to fund its capital needs, as determined in the Manager's sole discretion. In the event the Manager is able to obtain additional debt or alternative financing, or the Company's capital needs are reduced, the offering amount pursuant to any confidential private placement memorandum and the number of Units to be issued by the Company may be reduced as determined by the Manager in its sole discretion.

Section 3.2   Issuance of Units

Members' Units shall be issued in consideration for their Capital Contribution and other good and valuable consideration as decided by the Manager. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses. Units shall be divided among Class A and Class B Units.

a.   Class A Units. Class A Units may be issued to Persons purchasing such Units in the Company. The Company is authorized to issue as many Units as necessary to fully fund its business purpose. Members holding Class A Units shall comprise seventy-five percent (75%) of the voting Membership Interests in the Company and shall have the rights and responsibilities as outlined in this Agreement.

b.   Class B Units. Class B Units are reserved for the Manager, its Affiliates, business partners, services providers, and other Persons in the sole discretion of the Manager. The Company is authorized to issue ten thousand (10,000) Class B Units. Members holding Class B Units shall comprise twenty-five

percent (25%) of the voting Membership Interests in the Company and shall have the rights and responsibilities as outlined in this Agreement.

The Manager may amend this Section at any time to provide for the issuance and creation of additional classes of Units without the vote or consent of the Members provided, however, that such amendment will not subject any Member to any material, adverse economic consequences. Issued Units shall be set forth in List of Members in Exhibit B, and the Manager shall update Exhibit B periodically to reflect the admission of withdrawal of Members.

Section 3.3   Capital Contribution Obligations

A Member or prospective member's promise to make a Capital Contribution to the Company is enforceable if in writing and signed by the Person making the promise and shall be enforceable against the Member's heirs, legal representatives, or successors without regard to death, disability, or other changed circumstances of the Member. A prospective member whose subscription documents have been accepted and approved by the Manager shall not be deemed admitted as a Member unless such investor's Capital Contribution is received by the Company. Prospective Members purchasing Units through a private securities offering shall not be deemed admitted as Members until the Company breaks impounds pursuant to the terms of such private offering.

Section 3.4   Additional Capital Contributions

In the event that the Manager determines Additional Capital Contributions are required, it shall notify the Members, who shall be entitled to vote on the matter. Additional Capital Contributions must be approved by a vote of a Required Interest as detailed herein.

In the event that Additional Capital Contributions are required or permitted hereby, any such contributions shall be made by Class A Members of the Company in proportion to each Member's respective Class A Units held out of all Class A Units issued and outstanding held by Members, as agreed between the contributing Members and the Manager. No interest or other sums or charges shall be payable on the initial or any subsequent contributions to the capital of the Company, except as expressly set forth herein.

If a Class A Member fails to make any portion of an Additional Capital Contribution, the following shall apply:

      a.   <u>Application of Company Funds</u>. If required to protect or preserve Company Assets, the Manager may apply other available Company funds to pay any Company obligations. If sufficient Company funds are not available, the Manager may, but is not required to, advance their own funds for such purpose. The Company shall reimburse the Manager as soon as practical, together with the lesser of a simple, non-compounding interest rate of twelve percent (12%) per annum or the maximum rate then permitted by applicable law.

      b.   <u>Membership Interest Adjustment</u>. The relative Membership Interest of any Member who fails to make an Additional Capital Contribution pursuant to this Section may be reduced or diluted in proportion to the aggregate Capital Contributions received from the respective Members.

Section 3.5   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company Assets distributed to such Member.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.6   Loans

Subject to the terms of any existing loan secured by the assets of the Company, from time to time (but only to the extent required by the Company's business and not otherwise funded by other sources), any Member, with the prior approval of the Manager, by itself or in combination with other Members, may make optional loans to the Company or advance money on its behalf to cover operating deficits or capital needs of the Company. All Members shall have the right to participate in any such loans *pro rata* to such Member's respective Membership Interest, and if all the Members do not participate, then in proportion to the Membership Interest of each Member desiring to participate in the loan. Subject to any state or federal usury limitation or other applicable law or regulation, such loans or advances shall bear simple, non-compounding interest at an interest rate of twelve percent (12%) per annum or less, as agreed by the Manager, and shall be payable in accordance with terms agreeable to the lending Members. Subject to all other outstanding debts of the Company that are encumbered by Company Assets, and subject to applicable restrictions under any existing loan agreements, any such loans shall be secured by applicable Company Assets. Payments on any such loans made by the Company shall be first applied to any interest due on any loan with the balance to be credited against the outstanding principal balance of the loan. Loans by any Member to the Company shall not be considered contributions of capital to the Company, shall not increase the Capital Account of the lending Member, and repayment of such loans shall not be deemed a return of capital to the lending Member.

Article 4. Distributions and Allocations

Section 4.1   Timing of Distributions

Prior to the Company's liquidation, Distributable Cash will be distributed not less than quarterly, subject to available cash.

Section 4.2   Cash Distributions

Distributable Cash shall be distributed as follows:

    a.   Distributable Cash from operational cash flow will be distributed as follows:

        i.   First, Distributable Cash will be distributed **ninety percent** (**90%**) to the Class A Members, and **ten percent** (**10%**) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received an **eight percent** (**8%**) IRR.

ii. Second, remaining Distributable Cash will be distributed **eighty percent** (**80%**) to the Class A Members, and **twenty percent** (**20%**) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received a **fourteen percent** (**14%**) IRR.

iii. Thereafter, the remaining Distributable Cash will be distributed **seventy percent** (**70%**) to the Class A Members, and **thirty percent** (**30%**) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests.

b. The Manager, in its sole discretion, may elect to reinvest the proceeds of any Capital Transaction such as a refinance or disposition of an asset into additional assets for the first five (5) years of Company operations. Distributable Cash from a Capital Transaction not reinvested or resulting from dissolution and liquidation of the Company will be distributed as follows:

i. First, the Class A Members shall ratably receive all remaining Distributable Cash, until they have been returned all of their Unreturned Capital Contributions.

ii. Second, the remaining Distributable Cash will be distributed **ninety percent** (**90%**) to the Class A Members, and **ten percent** (**10%**) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received an **eight percent** (**8%**) IRR.

iii. Third, remaining Distributable Cash will be distributed **eighty percent** (**80%**) to the Class A Members, and **twenty percent** (**20%**) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests, until the Class A Members have received a **fourteen percent** (**14%**) IRR

iv. Thereafter, the remaining Distributable Cash will be distributed **seventy percent** (**70%**) to the Class A Members, and **thirty percent** (**30%**) to the Class B Members, ratably apportioned according to their respective Class A and Class B Membership Interests..

Section 4.3   Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.4, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items as follows:

a. <u>Profit Allocation</u>. First, Profits will be allocated to each Member in proportion to the cumulative distributions, not including return of capital, to such Member until all such distributions have been so allocated as Profits. Second, the balance, if any, will be allocated to the Members in proportion to their economic interests.

b. <u>Loss Allocation</u>. First, Losses will be allocated to the Members in proportion to and to the extent of their Profits, if any, previously allocated in inverse order in which Profit was allocated. Second, the balance, if any, will be allocated to the Members in proportion to their economic interests.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of loans to the Company converted to contributions to capital, any non-uniform distributions of cash, and any liquidating distributions.

Section 4.4   Special Allocations

a.   Qualified Income Offset. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   Section 704(c) Allocations. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.3.

d.   Allocations in Event of Re-characterization. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.5   Imputed Underpayments

a.   <u>Modifications of Imputed Underpayments</u>. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b.   <u>Election in the Event of an Imputed Underpayment</u>. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i.   For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii.   For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection (i) above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company. However, the Manager shall not have the authority to take any action requiring the approval of the Members as set forth in Section 7.7.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the Act.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the Act may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Upon the addition of any new Manager, or a change in the ownership of or Persons having management authority over an existing Manager, exercising the § 754 election under the Internal Revenue Code shall require the unanimous consent of all the Members entitled to vote.

Section 5.4   Authorization to Execute Certain Instruments

With respect to all of their obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidence of indebtedness, contracts, agreements, assignments, deeds, leases, loan agreements, mortgages, and other security instruments and agreements in such form, and on such terms and conditions, as the Manager in its sole discretion deems proper.

Section 5.5   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.6   Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.7   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

a.   Issue Units and determine consideration for Units in accordance with this Agreement, except that Units of a particular class may not be issued to prospective Members on terms or for consideration materially different than that for Units issued to existing Members of that class;

b.   Purchase Company Assets, including the Properties, in the name of the Company and sell Company Assets;

c.   Borrow money on behalf of the Company from banks, investors, Members, other lenders, or Affiliates thereof on such terms as the Manager may deem appropriate, and to hypothecate, encumber,

and grant security interests in Company Assets for the sole purpose of securing repayment of such borrowed sums. No debt or other obligation shall be contracted, or liability incurred, by or on behalf of the Company except by the Manager, and in no event shall any debt call for the individual guarantee of any Member unless otherwise agreed upon in writing by such Member;

       d.   Execute on behalf of the Company all instruments and documents, including, without limitation: checks; drafts; loan agreements, notes, and other negotiable instruments; guarantee agreements; mortgages or deeds of trust; security agreements; financing statements; joint-ownership agreements, if any, relating to the management of the Properties; documents providing for the acquisition, financing, refinancing, or disposition of the Properties; assignments; bills of sale; leases; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company, including the Company Assets;

       e.   Amend this Agreement pursuant to Section 15.3.

       f.   Purchase liability and other insurance to protect the Company Assets;

       g.   Open financial accounts in the name of the Company;

       h.   Disburse Distributable Cash, invest Capital Contributions, and pay fees and expenses as set forth in this Agreement;

       i.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company and to compensate such Persons from Company funds;

       j.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

       k.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the Act. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing.

Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company. Alternatively, the Manager may elect to provide such services to the Company using its own in-house personnel. Any such services provided by the Manager, or its Affiliates, will be compensated for at reasonable commercial rates.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company; however, this may require approval of a lender if the loan was conditioned on the qualifications of said Manager. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5   Removal of a Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interests (excluding those of the Manager or any Members who are Affiliates of the Manager). For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Agreement.

If a Manager is removed for Good Cause, its rights to any Units it holds will be unaffected including its right to vote and receive Distributable Cash pursuant to Section 4 above. No Member, including the Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

In the event that a Manager or its principal is guarantying any loan on behalf of the Company, applicable lenders' consent shall be required prior to any act to remove the Manager.

Section 6.6   Effect of Resignation or Removal on Manager Compensation

The amount of compensation a Manager of the Company has accrued pursuant to Section 6.8 below will be unaffected by a Manager's removal or resignation. All compensation which accrues after a Manager's removal or resignation will be reallocated between the remaining and/or replacement Manager(s).

Section 6.7   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of voting Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.8   Management Compensation and Fees

The Manager will not receive a salary for its services to the Company, unless otherwise approved by the Members. However, the Manager, its Affiliates, and third parties may receive the following fees and reimbursements payable from Capital Contributions made to the Company and revenues from the Property. Any fee or reimbursement provided for under this Section 6.8 shall be subordinate to any payments required on any loan secured by the Properties.

      a.   <u>Acquisition Fee</u>: For the Manager' efforts in conducting due diligence and making this investment opportunity available to the Company and its Members, the Manager shall earn an acquisition due diligence fee of two percent (2%) of the purchase price of the Properties.

      b.   <u>Asset Management Fee</u>: As compensation for organizing the Company and ongoing administrative and management services provided, the Manager or its designated assigns will receive an asset management fee calculated as one percent (1%) of the monthly gross revenue from the operation of the Properties to be paid on a monthly basis.

      c.   <u>Disposition Fee</u>: For the Manager' efforts in negotiating the disposition of the Properties, the Manager shall earn a disposition fee equal to two percent (2%) of the sales price upon sale of the Properties.

      d.   <u>Property Management Fee</u>: As compensation for day-to-day management services provided for the Properties, a property manager will receive a property management fee commensurate with local rates ("Property Management Fee"). The Property Management Fee shall be paid to the Manager, its designated assigns, and/or a third-party property manager.

      e.   <u>Reimbursement of Expenses; Fees for Professional Services</u>: The Manager or its Affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its Affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from Capital Contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its Affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3.

Article 7. The Members

Section 7.1   Member Identification

All Members of the Company and their Units shall be listed on Exhibit B, which is incorporated and made a part hereof. The Manager shall update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right to Participate in Management

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

Section 7.4   Limited Right to Withdraw for a Member

After the fifth year of Company operations and approximately every year thereafter, the Manager will provide written notice of a redemption event for the Members at which time the Class A Members may elect to have the Company redeem all, or a portion, of their Units (the "Redemption Notice"). The Company will determine a valuation of its Units (the "Unit Value") at that time by obtaining broker price opinions ("BPOs") or appraisals on the Properties and shall include the Unit Value as part of the Redemption Notice. Members may elect to have all, or a portion of their Units redeemed by the Company by submitting written notice of their election for a redemption to the Manager within 30 days of the date of the Redemption Notice which shall include the number of Units the Member wishes to have redeemed by the Company ("Redemption Request"). A Redemption Request must be approved by the Manager, in its discretion. To prevent Redemptions from potentially harming the remaining members of the Company, the Manager shall not fulfill any Redemption Requests during any period in which the total Unit Value of all outstanding Class A Units exceeds the net asset value of the Company on a per Unit basis, which will be calculated by the Manager prior to approving Redemption Requests.

Members who do not make a Redemption Request within the allotted time will not be able to have their Units redeemed until the next redemption event. Approved Redemption Requests will be paid pro-rata by Class A Membership Interests to those Class A Members requesting a redemption as funds become available (meaning that if funds are limited, Members who requested a partial redemption will not receive less than they would have received had they requested a full redemption) and will be distributed pro rata among such Members if all Redemption Requests cannot be paid in full.

The Manager may use reasonable efforts to refinance or sell Properties on reasonable terms to satisfy Redemption Requests but shall not be required to do so. The sale or refinance proceeds from such Properties may be used to satisfy the Redemption Requests rather than being subject to distribution pursuant to Section 4.2 of the Amended and Restated Operating Agreement. The Company may also establish a reserve fund from which to fund Redemption Requests but is not required to do so. All Redemption Requests are subject to the availability of cash to make redemption distributions ("Cash Available for Redemptions") only after: (i) all current Company expenses have been paid (including compensation to the Manager and its Affiliates as described in Section 5 of the Amended and Restated Operating Agreement); and (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investments in Properties.

The Company shall endeavor to satisfy all Redemption Requests within six months of the Redemption event. If at any time the Company does not have sufficient Cash Available for Redemptions to distribute in full the amounts due to all Members who have outstanding Redemption Requests, the Company is not required to refinance or liquidate or refinance any Properties for the purpose of satisfying Redemption

Requests. In such circumstances, the Company will distribute that portion of the Cash Available for Redemptions available to all Members who have submitted a Redemption Request pro rata based upon the relative amounts being redeemed as set forth in the Redemption Requests. Any unsatisfied portion of Redemption Requests shall be denied, and a new Redemption Request would need to be made at the next redemption event for any Units not redeemed.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Redemptions to liquidate the Units of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding Redemption Requests from any other Members. The Manager also reserves the right, at any time, to liquidate the Units of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations.

Upon the approval and completion of any Redemption Requests by the Company, the Units approved in the Redemption Requests shall terminate and the Manager shall amend Company records, including Exhibit B of the Amended and Restated Operating Agreement, to reflect each Member's adjusted Membership Interest and number of Units as appropriate, based on the Company's total adjusted Membership Interest, at the completion of the Redemption Requests. Subsequent to the completion of the Redemption Request, all Members will retain the right to vote, based on their newly calculated Membership Interest and will receive distributions from either operations, or Capital Transactions, if any, based on their newly calculated Membership Interest. If all of a Member's Units are included in a completed redemption, the Member shall cease being a Member of the Company.

Other than as described above, no Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up, according to the Act and the Agreement, unless otherwise approved by the Manager.

Section 7.5   Breach of this Agreement

A Member will breach this Agreement if the Member:

a.   Attempts to withdraw from the Company, other than as permitted herein;

b.   Interferes in the management of the Company's affairs;

c.   Engages in conduct which results in the Company losing its tax status as a partnership;

d.   Breaches any confidentiality provisions of this Agreement, or

e.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.6   No Right to Cause Dissolution

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.7   Voting

Class A Membership Interests comprise seventy-five percent (75%) of the voting interests of the Company and Class B Membership Interests comprise twenty-five percent (25%) of the voting interests of the Company (see definition of "Membership Interests" in Section 2.1). The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Class A and Class B Members, but not Assignees, shall have the right to vote on the following matters:

a.   The removal of a Manager, as set forth in Section 6.5, or appointment of an additional Manager, as set forth in Section 6.7;

b.   Amendment of the Agreement, other than as described in Section 15.3;

c.   To cause the voluntary dissolution of the Company by a vote of at least seventy-five percent (75%) of the Membership Interests, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company;

d.   The requirement of Additional Capital Contributions from the Members, as set forth in Section 3.4;

e.   Payment of compensation to the Manager or its Affiliates, except as described in Section 6.8, as applicable;

f.   Expulsion of a Member as set forth in Section 7.8; and

g.   Such other matters as are required by this Agreement or the Act.

Section 7.8   Expulsion of a Member

A Member may be expelled from the Company by a seventy-five percent (75%) vote of all other Membership Interests held by Members entitled to vote (not including the Member to be expelled) if that Member (a) has willfully violated any provision of this Agreement, which breach is not cured within ten (10) days from notice by the Company or incapable of being cured; (b) committed fraud, theft, or gross negligence against the Company or one or more Members of the Company, or (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company. Within ninety (90) days of the vote to expel, such Member shall be expelled as a Member and deemed an Assignee pursuant to Article 11. For one hundred eighty (180) days following the vote to expel, the Company shall have the option, upon a subsequent vote of seventy-five percent (75%) of all remaining Membership Interests held by Members entitled to vote, to purchase the interests of the former Member at Fair Market Value, as determined by a qualified appraiser chosen by the Manager. The determination of Fair Market Value made by such appraiser shall be final, conclusive, and binding on the Company, all Members, and all Assignees of a Membership Interest. The fees and expenses of such appraiser shall be shared equally by the purchaser and seller of the Membership Interest.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2   Access to Information

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall end on December 31st of each year.

Section 9.5   Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and, within seventy-five (75) days after the end of each calendar year, all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. All financial statements and reports shall be prepared at the expense of the Company.

Section 9.6   Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company, as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

> a.   Tiebreaker Provision. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Arizona, familiar with the Securities Act, the Act, and Regulation D offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

> a.   Preliminary Relief. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

> b.   Consolidation. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

> c.   Location of Mediation or Arbitration. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

> d.   Attorney Fees and Costs. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

> e.   Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f.   AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

a.   Selection of Mediator. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6   Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

a.   Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b.   Qualifications of Arbitrator. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c.   Limited Discovery. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

Article 11. Transfers and Member Admissions

Section 11.1   Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee and execute, acknowledge, and deliver to the Manager a power of attorney in the form or containing the provision of authority provided in Exhibit A.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, Losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the

Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, the power of attorney in the form or containing the provision of authority provided in Exhibit A, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit B will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Restrictions on Transfer

Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws, or unless, among other conditions set forth in this Agreement, an exemption from registration is available.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

Upon the Manager's request, the transferor shall provide (or, if obtained by the Company, reimburse the Company for) a written opinion of counsel, in a form satisfactory to the Manager, to the effect that such Transfer: (a) will not result in a termination of the Company within the meaning of the Act or § 708(b) of the Internal Revenue Code; and (b) does not violate any applicable federal or state securities law.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Permitted Transfers

A Member may Transfer its Units without the consent of the Manager or any other Member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Section 11.9   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.8) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a.   The Manager may dissolve the Company once all Company Assets have been liquidated and all remaining Company Assets have been distributed to the Members;

b.   To cause the voluntary dissolution of the Company by a vote of at least seventy-five percent (75%) of the voting Membership Interests, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company;

c.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

d.   The withdrawal of all the Members, unless the Company is continued in accordance with the Act;

e.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Articles Of Organization and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, shall liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement, and cause the cancellation of the Company's Articles of Organization.

a.   Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b.   Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

c.   Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any

debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.2.

        d.   <u>Non-Cash Assets</u>. If any part of the net assets distributable to the Members consists of notes, real estate equity or interests, or other non-cash assets, the Manager or liquidator shall distribute any non-tangible property interests directly to the Members, and may take whatever steps they deem appropriate to convert tangible property interests into cash or any other form to facilitate distribution. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in any Member's taxes on any amounts distributed by the Company to such Member that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member is no longer a Member of the Company. This indemnification shall specifically be effective and enforceable even after a Member is no longer a Member of the Company if such former Member was a Member in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5   No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6   Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7   No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. [Reserved]

[This Article is reserved for lender-required provisions, if any.]

Article 15. General Matters

Section 15.1   Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 15.2   Power of Attorney

Each Member, by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agents and attorneys-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 15.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

a.   change the name of the Company or the location of its principal office;

b.   add to the duties or obligations of the Manager;

c.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

d.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

e.   reflect information regarding the admission of any Additional Member or substitute Member.

f.   comply with the single-purpose-entity or other provisions required for any loan secured by the Properties.

Any amendments not similar to the foregoing or as otherwise permitted by the power of attorney as set forth in Exhibit A shall require the written consent or vote of the Members as set forth in Section 7.7.

Section 15.4   Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital

or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 15.5   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 15.6   Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   Construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   Headings of Articles, Sections, and Subsections. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   Notices. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email if permitted by the respective Member. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondences as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. The Manager does not permit Notice by email.

> Subto Fund LLC
> attn: Josiah Grimes
> 1050 W. Washington St., Suite 133
> Tempe, AZ 85288

d.   Applicable State Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of Arizona, without regard to its conflict of laws rules.

e.   Execution; Duplicate Originals. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   Acceptance. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective May 1, 2023.

MANAGER:

SquadUp Management LLC,
an Arizona limited liability company



By: _____
    Josiah Grimes, its Manager



By: _____
    Pace Morby, its Manager

EXHIBIT A

MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

Amended and Restated Operating Agreement of
Subto Fund LLC

The undersigned prospective Member executes this counterpart signature page and thereby joins in the Amended and Restated Operating Agreement of Subto Fund LLC, an Arizona limited liability company (the "Company"), dated May 1, 2023 (the "Agreement"), as may be amended from time to time, between and among SquadUp Management LLC, an Arizona limited liability company, the manager of the Company (the "Manager"), and the Persons acquiring Units (the "Members") as described in the Agreement.

For purposes of reference, this document specifically incorporates the Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor, which are executed by the other parties to the Agreement, to constitute an original, and which taken together shall be but a single instrument.

The undersigned acknowledges that he/she/it has read, understands, and agrees to the entire dispute resolution procedure described in Article 10 of the Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a Dispute.

In accordance with the Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorney and agent, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

      a.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

      b.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to reflect a Transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Agreement; and

      c.   all agreements, loan documents, debt instruments, resolutions, amendments, and consents necessary for the purchase, financing, refinancing, sale, or management of the Properties.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned of the whole or any part of such Person's Units, provided that if such assignment was of all of the undersigned's Units and the substitution of the Assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the Assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned and shall extend to the undersigned's successors and assigns.

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE AMENDED AND RESTATED OPERATING AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

_____   _____
Full Name of Person or Entity   Name of Joint Signatory (if any)

_____   _____
Signature   Additional Signature (if necessary)

_____   _____
Title (if member not a natural person)   Title (if necessary)